As filed with the Securities and Exchange Commission on November 27, 2013

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

ZaZa Energy Corporation

(Exact name of registrant as specified in its charter)

Delaware	1311	45-2986089
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1301 McKinney Street, Suite 2800
Houston, Texas 77010
(713) 595-1900
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

With copies to:
S. Scott Gaille Chief Compliance Officer & General Counsel ZaZa Energy Corporation 1301 McKinney Street, Suite 2800 Houston, Texas 77010 (713) 595-1900	J. Mark Metts Sidley Austin LLP 1000 Louisiana, Suite 6000 Houston, Texas 77002 (713) 495-4501	Daniel I. Goldberg Reed Smith LLP 599 Lexington Avenue New York, NY 10022 (212) 549-0380

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public:

As soon as practical after the Registration Statement becomes effective

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

The registrant is an emerging growth company, as defined in Section 2(a) of the Securities Act. This Registration Statement complies with the requirements that apply to an issuer that is an emerging growth company.

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(a)	Amount of registration fee
% Senior Unsecured Notes Due 2024	$10,000,000	$1,288

(a) The aggregate principal amount of securities to be issued pursuant to this registration statement has not yet been determined. The amount included in this table is shown solely for purposes of calculating the registration fee.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, Dated November 27, 2013

Prospectus

$

ZAZA ENERGY CORPORATION

% Senior Unsecured Notes Due 2024

This is an offering of $                   aggregate principal amount of      % Senior Notes due 2024, or the Notes.  We will pay interest on the Notes quarterly in arrears on January 15 , April 15, July 15 and October 15 of each year, beginning on                     , 2014.  The Notes will mature on           , 2024.

The Notes will constitute our senior unsecured obligations and will rank pari passu in right of payment with all of our existing and future senior unsecured and unsubordinated indebtedness and will be effectively subordinated to all existing and any future secured indebtedness (including our Senior Secured Notes further described herein) to the extent of the value of the assets securing such indebtedness and will be structurally subordinated to all existing and future debt and other liabilities of our subsidiaries.  The Notes will be issued in denominations and integral multiples of $25.00.

We may, at our option, at any time on or after             , redeem some or all of the Notes by paying 100% of the principal amount of the Notes to be redeemed plus accrued but unpaid interest, if any, to, but not including, the redemption date, as described under “Description of Notes—Optional Redemption.”

The Notes will constitute a new issue of securities with no established trading market.  We intend to apply to list the Notes on the NASDAQ Capital Market and, if approved, expect trading in the Notes to begin within 30 days after the original issue date of the Notes.

Investment in the Notes involves a high degree of risk.  You should read carefully the sections entitled “Risk Factors” and “Warning Concerning Forward Looking Statements” beginning on pages 18 and 5, respectively, of this prospectus and in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which are incorporated herein by reference.

Neither the Securities and Exchange Commission, or SEC, nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful and complete.  Any representation to the contrary is a criminal offense.

	Price to Public(1)	Underwriting Commissions	Proceeds to Us (before expenses)
Per Note	$	$	$
Total	$	$	$

(1)           Plus accrued interest from                     , 2014, if the initial settlement occurs after that date.

The underwriters are selling Notes to the public on a “best efforts” basis. The underwriters are not required to sell any specific number or dollar amount of securities but will use their best efforts to sell the securities offered in this prospectus. The underwriters will receive a commission and certain expense reimbursements with respect to such sales. There is no arrangement for funds to be received in escrow, trust or similar arrangement. For additional information regarding our arrangement with the underwriters and underwriting compensation, please see “Underwriting” beginning on page 55 of this prospectus.

The underwriters expect to deliver the Notes to purchasers in book-entry form through the facilities of The Depository Trust Company, or DTC, for the accounts of its participants, including Euroclear S.A./N.V., as operator of the Euroclear System, and Clearstream Banking, société anonyme, on or about            , 2014.

MLV & Co.

The date of this prospectus is           , 2013

You should rely only on the information contained or incorporated by reference in this prospectus and any related prospectus supplement.  We have not authorized anyone to provide you with additional or different information, and if anyone provides you with additional or different information you should not rely on it.  We are not making an offer to sell securities in any jurisdiction in which the offer or sale is not permitted.  You should assume that the information in this prospectus is accurate only as of the date on the front cover of this prospectus, and any information we have incorporated by reference is accurate only as of the date of the document incorporated by reference, in each case, regardless of the time of delivery of this prospectus or any exercise of the rights.  You should not consider any information in this prospectus, or in any related prospectus supplement, to be investment, legal or tax advice.  We encourage you to consult your own counsel, accountant and other advisors for legal, tax, financial and related advice regarding an investment in our securities.

INCORPORATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this document.  This means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The information incorporated by reference is considered to be part of this prospectus.  We incorporate by reference the documents listed below, other than any portions of the respective filings that were furnished (pursuant to Item 2.02 or Item 7.01 of Current Reports on Form 8-K or other applicable SEC rules) rather than filed:

•                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, as filed with the SEC on April 2, 2013;

•                  our Quarterly Reports on Form 10-Q for the fiscal quarter ended March 31, 2013, as filed with the SEC on May 15, 2013, as amended by the Form 10-Q/A filed with the SEC on June 25, 2013; for the fiscal quarter ended June 30, 2013, as filed with the SEC on August 14, 2013; and for the fiscal quarter ended September 30, 2013, as filed with the SEC on November 12, 2013;

•                  our Current Reports on Form 8-K, as filed with the SEC on January 25, 2013, January 28, 2013, March 25, 2013, April 8, 2013, April 16, 2013, June 5, 2013, July 2, 2013, July 31, 2013, August 22, 2013, September 30, 2013 and October 21, 2013; and

•                  the information specifically incorporated by reference into the Annual Report from our Definitive Proxy Statement on Schedule 14A filed with the SEC on April 26, 2013.

We will provide to each person, including any beneficial owner, to whom a prospectus is delivered, a copy of these filings, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, upon written or oral request and at no cost.  Requests should be made by writing or telephoning us at the following address:

ZaZa Energy Corporation
1301 McKinney Street, Suite 2800
Houston, Texas 77010
(713) 595-1900
Attn:  Investor Relations

WHERE YOU CAN FIND MORE INFORMATION

This prospectus is part of a registration statement on Form S-1 being filed with the SEC under the Securities Act to register the securities offered by this prospectus.  The registration statement, including the attached exhibits, contains additional relevant information about us.  The rules and regulations of the SEC allow us to omit some information included in the registration statement from this prospectus.

We file annual, quarterly, and other reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  You may read and copy any materials we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549.  Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room.  Our SEC filings are also available to the public through the SEC’s website at www.sec.gov.  General information about us, including our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as any amendments and exhibits to those reports, are available free of charge through our website at www.zazaenergy.com as soon as reasonably practicable after we file them with, or furnish them to, the SEC.  Information on our website is not incorporated into this prospectus or our other securities filings and does not constitute a part of this prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the information we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act, and we intend that such forward-looking statements be subject to the safe harbor provisions of the U.S. federal securities laws.  Forward-looking statements are, by definition, statements that are not historical in nature and relate to possible future events.  They may be, but are not necessarily, identified by words such as “will,” “would,” “should,” “likely,” “estimates,” “thinks,” “strives,” “may,” “anticipates,” “expects,” “believes,” “intends,” “goals,” “plans,” or “projects” and similar expressions.

These forward-looking statements reflect our current views with respect to possible future events, are based on various assumptions and are subject to risks and uncertainties.  These forward-looking statements are not guarantees or predictions of our future performance, and our actual results and future developments may differ materially from those projected in, and contemplated by, the forward-looking statements.  As a result, you should not place undue reliance on these forward-looking statements.  Our actual results could differ materially from those anticipated in these forward-looking statements.  The risks and uncertainties that could cause actual results to differ materially include the following:

•                  our registered public accounting firm has expressed doubt about our ability to continue as a going concern;

•                  our ability to raise necessary capital in the future;

•                  the effect of our indebtedness on our financial health and business strategy;

•                  whether our joint venture partners elect to move forward with subsequent phases of our joint ventures;

•                  our ability to maintain or renew our existing oil and gas leases or obtain new ones;

•                  possible title impairments to our properties;

•                  our ability to obtain equipment and personnel;

•                  uncertainties in reserve and production estimates;

•                  our ability to replace oil reserves;

•                  the loss of the current purchaser of our oil production;

•                  our ability to market and transport our production;

•                  our ability to compete in a highly competitive oil industry;

•                  the loss of senior management or key employees;

•                  assessing and integrating acquisitions;

•                  hurricanes, natural disasters or terrorist activities;

•                  change in legal rules applicable to our activities;

•                  extensive regulation, including environmental regulation, to which we are subject;

•                  volatility in oil and natural gas prices;

•                  our ability to execute our business strategy and be profitable;

•                  volatility in the financial and credit markets;

•                  changes in general economic conditions;

•                  drilling and operating risks;

•                  production expense estimates;

•                  the impact of derivative positions;

•                  the effects of delays in completion of, or shut-ins of, gas gathering systems, pipelines and processing facilities; and

•                  other matters that are discussed in our filings with the SEC.

Many of these factors are beyond our ability to control or predict.  Any, or a combination, of these factors could materially affect our future financial condition or results of operations and the ultimate accuracy of the forward-looking statements.  These forward-looking statements are not guarantees of our future performance, and our actual results and future developments may differ materially from those projected in the forward-looking statements.  Management cautions against putting undue reliance on forward-looking statements or projecting any future results based on such statements.

Although we believe that the assumptions on which any forward-looking statements are based in this prospectus and other periodic reports filed by us are reasonable when and as made, no assurance can be given that such assumptions will prove correct.  All forward-looking statements in this prospectus are expressly qualified in their entirety by the cautionary statements in this section and elsewhere in this prospectus, and we undertake no obligation to publicly update or revise any forward-looking statements, except as required by applicable securities laws and regulations.

For a further list and description of various risks, relevant factors and uncertainties that could cause future results or events to differ materially from those expressed or implied in our forward-looking statements, see “Risk Factors” beginning on page 18 of this prospectus and “Management’s Discussion and Analysis of Results of Operations and Financial Condition” in our annual report on Form 10-K for the fiscal year ended December 31, 2012, our other reports and registration statements filed from time to time with the SEC and other announcements we make from time to time.  You may obtain copies of these documents and reports as described under the headings “Where You Can Find More Information” and “Incorporation by Reference.”  Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus or in documents incorporated by reference in this prospectus.  This summary does not contain all of the information that may be important to you.  You should read carefully the entire prospectus, including “Risk Factors” and the other information contained or incorporated by reference in this prospectus before making an investment decision.  Unless otherwise indicated or unless the context otherwise requires, all references in this prospectus to “ZaZa,” “we,” “us,” and “our” mean ZaZa Energy Corporation and its directly or indirectly wholly owned subsidiaries (including ZaZa Energy, LLC and Toreador Resources Corporation).

Our Business

Overview

ZaZa Energy Corporation (“ZaZa”) is an independent exploration and production company focused on unconventional oil and gas resources, particularly tight oil plays.  ZaZa has grown its existing property base by developing and exploring its acreage, purchasing new undeveloped leases, and acquiring oil and gas producing properties and drilling prospects.

ZaZa is a Delaware corporation formed for the purpose of being a holding company of both Toreador Resources Corporation, a Delaware corporation (“Toreador”), and ZaZa Energy, LLC, a Texas limited liability company (“ZaZa LLC”), from and after completion of the Combination, as described below.  Prior to the Combination on February 21, 2012, ZaZa had no assets and had not conducted any material activities other than those incident to its formation.  However, upon the consummation of the Combination, ZaZa became the parent company of ZaZa LLC and Toreador.

We produce both oil and natural gas. Throughout this prospectus, when we refer to “total production,” “total reserves,” “percentage of production,” “percentage of reserves,” or any similar term, we have converted our natural gas reserves or production into barrel of oil equivalents. For this purpose, six thousand cubic feet of natural gas is equal to one barrel of oil, which is based on the relative energy content of natural gas and oil. Natural gas liquids are aggregated with oil in this prospectus.

On February 22, 2012, our common stock began trading on the NASDAQ Capital Market under the trading symbol “ZAZA.”

Strategy

ZaZa’s strategy is to identify prospective unconventional acreage, appraise such acreage and then realize the development of high-graded units through a combination of self-funded development and joint ventures.  To this end, ZaZa maintains a team of technical and commercial personnel with experience in unconventional resources.  ZaZa’s operations in our prior ventures, as discussed in more detail below, demonstrated a track record of identifying prospective unconventional acreage, acquiring material land positions, and appraising and developing such acreage as its operator.  As ZaZa evaluates additional joint venture opportunities with other companies, ZaZa will evaluate whether a transition of operatorship to the joint venture partner is appropriate.  When transition occurs, ZaZa can then redeploy its personnel to acquisition of new acreage, the development of its self-funded acreage and/or the delineation of other areas that it is considering for joint ventures.

Areas of Operations

ZaZa owns producing and non-producing oil and gas properties in proven or prospective basins that are primarily located in South Texas.  ZaZa’s producing areas in East Texas are located in Madison, Grimes and Walker counties.  ZaZa’s producing areas in the Eagle Ford shale are located in Dewitt and Lavaca counties.  All of ZaZa’s assets (other than the overriding royalty interest in certain French production licenses obtained in connection with the dissolution of the Hess joint venture, as described below), including long-lived assets, are located within the United States.

Recent Developments

Eaglebine/Eagle Ford East Joint Venture with EOG

On March 21, 2013, we entered into a Joint Exploration and Development Agreement with EOG Resources, Inc. (“our counterparty”), (that was amended on April 2, 2013 and restated and amended on September 25, 2013 and October 15, 2013) for the joint development of certain of our Eaglebine/Eagle Ford East properties located in Walker, Grimes, Madison, Trinity, and Montgomery Counties, Texas (the “Amended JEDA”).  Under the Amended JEDA, we and our counterparty will jointly develop up to approximately 110,000 acres in these counties.  Pursuant to the Amended JEDA, our counterparty will act as the operator and pay us certain cash amounts, bear 100% of the drilling and completion costs of certain specified wells, and pay for a portion of our share of any additional seismic or well costs.  Generally, ZaZa will retain a 25% working interest and our counterparty will earn a 75% working interest in the acreage subject to the Amended JEDA, that is currently 100% owned by ZaZa.  ZaZa will retain a 25% working interest and our counterparty will earn a 50% working interest in the acreage that is currently owned 75% by ZaZa and 25% by Range Texas Production, LLC (“Range”), a subsidiary of Range Resources Corporation, subject to the terms of our Participation Agreement (the “Range Agreement”) with Range as further described in “Note 12 — Commitments and Contingencies” of our unaudited interim financial statements for the nine months ended September 30, 2013.  Range will retain its 25% interest in such acreage.  This joint development was initially divided into three phases.

The first phase commenced on April 2, 2013 and has been substantially completed.  In this phase we transferred approximately 20,000 net acres, of which approximately 15,000 came from our joint venture with Range, to our counterparty in exchange for a cash payment by our counterparty to us of $10.0 million and an obligation of our counterparty to drill and pay 100% of the drilling and completion costs of three wells.  The two Phase I wells have been completed, with the second being the substitute well that we are required to drill pursuant to our agreement with Range described in “Note 12 — Commitments and Contingencies” of our unaudited interim financial statements for the nine months ended September 30, 2013.

On September 25, 2013, ZaZa and its counterparty entered into a Second Amendment and First Restatement of Joint Exploration and Development Agreement and a Third Amendment and Second Restatement of the Joint Exploration and Development Agreement, that resulted in the following transactions being closed on October 15, 2013:

Phase II Acceleration.  Our counterparty accelerated Phase II of the joint venture, and we assigned approximately 20,000 net acres to our counterparty on October 15, 2013, in exchange for (i) cash consideration of $17.0 million and (ii) approximately $3.0 million of interests (based on an independent reserves report) in 15 producing wells of our counterparty located outside of the area of mutual interest or “AMI” (established by the amended and restated JEDA).  Also, during Phase II, our counterparty will drill two horizontal wells and one vertical well in the parties’ AMI, carry ZaZa’s interests in those wells and provide a miscellaneous work and land carry of up to $1.25 million.  Our counterparty may, however, elect to drill one or more vertical wells in order to achieve carry parity value for drilling horizontal wells.  To complete its obligation in respect of the third well under Phase I of the Amended JEDA, our counterparty will pay for an additional $1.5 million of ZaZa’s costs for one or more additional vertical wells and has provided a further $1.5 million cash payment to ZaZa.

Phase III Acceleration.  Under the Amended JEDA, ZaZa assigned on October 15, 2013 approximately 7,800 net acres from the former Phase III acreage for which ZaZa will receive approximately $11.0 million of interests (based on an independent reserves report) in the 15 producing wells of our counterparty (part of Phase II and referenced above).  In addition, our counterparty has the option, until January 31, 2014, to acquire an interest in the remaining approximately 12,300 former Phase III net acres at a fixed price per net acre from ZaZa.

Exchange of Leases and Wells.  Our counterparty has acquired approximately 19,000 additional net acres and interests in related wells in the parties’ AMI, and has assigned to ZaZa a 25% working interest in these leases and wells.  In consideration for ZaZa’s participation in our counterparty’s leases and producing wells, ZaZa assigned to our counterparty approximately 13,875 additional net acres and paid approximately $700,000 in cash.

The Amended JEDA will be accounted for as a business combination and will require us to recognize and measure identifiable assets acquired and liabilities assumed at their fair value.  Accordingly, we expect to recognize a net increase to oil and gas properties including carries of approximately $12.0 million and an associated gain ranging between $28.0 and $33.0 million in the fourth quarter of 2013.

The following table presents the acreage position in the Eaglebine/Eagle Ford East following the Amended JEDA:

	Gross Acres Held by ZaZa (a)		Net Acres to Partner (a)	Net Acres to ZaZa (a)
Phase I	36,667	(b)	20,025	6,675
Phase II	26,700		20,025	6,675
Former Phase III	10,424		7,818	2,606
Partner AMI	19,000		14,250	4,750
Retained Acreage	18,500		13,875	4,625
Sub Total	111,291		75,993	25,331

Former Phase III Option (c)	12,311		9,233	3,078

Total with Former Phase III Option Election	123,602		85,226	28,409
Total without Former Phase III Option Election	111,291		75,993	37,642

(a) All acreage figures are approximate.

(b) Gross acres include currently owned by Range acreage.

(c) Partner can participate in up to 12,311 remaining former Phase III net acres on or before January 31, 2014 for cash consideration at a fixed price per acre.

Sale of Moulton Properties

On April 5, 2013 ZaZa closed a purchase and sale agreement and sold certain of its properties in the Eagle Ford trend located in Fayette, Gonzalez and Lavaca Counties, Texas, which we refer to as our Moulton properties, for approximately $9.2 million.  Net proceeds from the sale, after closing purchase price adjustments and expenses, were approximately $8.8 million.  We used approximately $4.6 million of the proceeds to pay down our secured notes with an original principal amount of $100.0 million maturing in 2017 (the “Senior Secured Notes”).

We also entered into an agreement on June 27, 2013 to sell approximately 10,000 net acres of our properties in the Eagle Ford trend located in Fayette, Gonzalez and Lavaca Counties, Texas, including seven producing wells located on the Moulton properties, for approximately $28.8 million.  We closed this transaction on July 26, 2013 and received cash proceeds of $29.3 million, inclusive of the $1.4 million deposit.  We used $1.8 million to pay down the principal amount of our Senior Secured Notes reducing the principal balance to $26.8 million.

Revenues and lease operating expenses attributable to the Moulton properties for the three and nine months ended September 30, 2013 and 2012 were as follows:

	Three Months Ended September 30, 2013	Three Months Ended September 30, 2012	Nine Months Ended September 30, 2013	Nine Months Ended September 30, 2012
Revenues (a)	$443	$1,027	$4,586	$1,547
Lease operating expenses (a)	70	168	625	411

(a) All amounts are in thousands.

The following supplemental pro forma information presents consolidated results of operations as if the Moulton sale had occurred on January 1, 2012.  The information does not purport to represent what the actual consolidated results of operations of ZaZa would have been had the transactions occurred on January 1, 2012, nor are they necessarily indicative of future consolidated results of operations.

	Three Months Ended Pro Forma September 30, 2013	Three Months Ended Pro Forma September 30, 2012	Nine Months Ended Pro Forma September 30, 2013	Nine Months Ended Pro Forma September 30, 2012
Revenues (a)	$659	$198,156	$1,680	$202,833
Operating income (loss) (a)	(14,481)	177,359	(120,167)	123,145
Net income (loss) (a)	(20,066)	134,951	(76,270)	(30,897)
Basic earnings (loss) per share	$(0.20)	$1.33	$(0.74)	$(0.32)
Diluted earnings (loss) per share	$(0.20)	$1.03	$(0.74)	$(0.32)

(a) All amounts are in thousands.

Eagle Ford Joint Venture with Sabine

On September 17, 2013, we entered into an agreement with Sabine South Texas LLC (“Sabine”), a subsidiary of Sabine Oil & Gas LLC, for the joint development of our Sweet Home prospect in the Eagle Ford trend located in Lavaca and DeWitt Counties, Texas.  Under this agreement, Sabine will jointly develop with us up to approximately 7,600 net acres that we currently own and that comprise a portion of our interest in the Sweet Home prospect.  Sabine has agreed to bear 100% of the drilling and completion costs of two commitment wells and up to $750,000 of construction costs related to gathering and infrastructure in order to earn a 75% working interest in 7,600 acres of the Sweet Home prospect and the Boening well.  Sabine has also agreed to carry up to $300,000 of ZaZa’s expenses related to the extension and renewal of certain leases in the Sweet Home prospect.

If Sabine completes the first commitment well by February 15, 2014, ZaZa will transfer to Sabine a 75% working interest in approximately 3,200 net acres and the Boening well.  If Sabine completes the second commitment well by April 15, 2014, ZaZa will transfer to Sabine a 75% working interest in the remaining net acres.  Assuming the initial two commitment wells (or substitute wells, if necessary) are successful in achieving production, participating interests in any additional wells drilled or lease acreage acquired in the Sweet Home prospect will be shared 75% by Sabine and 25% by ZaZa under an area of mutual interest that will expire on September 15, 2015.

Creation of ZaZa Energy Corporation

On February 21, 2012, we consummated a series of transactions pursuant to which ZaZa LLC and Toreador became our wholly owned subsidiaries (the “Combination”).  As a result of the Combination, the former stockholders of Toreador received a number of shares of Common Stock that, in the aggregate, represented 25% of the issued and outstanding shares of Common Stock immediately after the consummation of the Combination and the three former members of ZaZa LLC (the “ZaZa LLC Members”) received a number of shares of Common Stock that, in the aggregate, represented 75% of the issued and outstanding shares of Common Stock immediately after the consummation of the Combination, in each case without giving effect to the shares of Common Stock issuable upon exercise of the Warrants as discussed below.  Also as a result of the Combination, the ZaZa LLC Members received subordinated notes in an aggregate amount of $38.25 million and the individuals that owned and controlled the ZaZa LLC Members, Todd A. Brooks, Gaston L. Kearby and John E. Hearn Jr. (together, the “ZaZa Founders”), received subordinated notes in an aggregate amount of $9.08 million.  The Combination was treated as a reverse merger under the purchase method of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”).  For accounting purposes, ZaZa LLC is considered to have acquired Toreador in the Combination.  Under the purchase method of accounting, the assets and liabilities of Toreador were recorded at their respective fair values and added to those of ZaZa LLC in our financial statements.

Additionally, in connection with the Combination, we issued the Senior Secured Notes in a private placement to a group of investors led by MSD Energy Partners, L.P. and Senator Investment Group LP.  As a result of prepayments in connection with the dissolution of our Hess joint venture and certain asset sales, discussed in more detail elsewhere, we had reduced the outstanding principal amount of the Senior Secured Notes to $33.2 million as of December 31, 2012.  On March 28, 2013, we entered into an amendment to the securities purchase agreement under which the Senior Secured Notes were issued.  Pursuant to the amendment, we made a prepayment on the Senior Secured Notes of approximately $4.6 million and further agreed to pay down the Senior Secured Notes to $15.0 million by February 28, 2014.  As of September 30, 2013, the outstanding principal on our Senior Secured Notes was $26.8 million.

In connection with the issuance of the Senior Secured Notes, ZaZa also issued Warrants to the Senior Secured Notes investors to purchase an aggregate of approximately 26.3 million shares of our common stock at $3.15 per share (the “Warrants”) representing 20.6% of the outstanding shares of our common stock at the closing of the Combination, on a fully diluted and on an as-converted basis.  The Warrants were set to expire in February 2017 and are exercisable at any time after August 21, 2012.  As a result of the March 28, 2013 amendment to the securities purchase agreement for the Senior Secured Notes and anti-dilution adjustments in connection with our issuance of $40.0 million of Convertible Senior Notes due 2017 in October 2012 and the issuance of 1,500,000 shares of our common stock to Todd A. Brooks on August 21, 2013, the number of outstanding shares of our common stock represented by the Warrants has increased from 27,226,223 to 27,433,244, the exercise price per share of common stock under the Warrants has been reduced to $1.98 per share and the expiration date of the Warrants was extended to August 2020.

ZaZa Energy, LLC

ZaZa LLC was formed in March 2009 primarily to acquire and develop unconventional oil and gas resources and was a privately-held company until February 21, 2012 when it was contributed to ZaZa as part of the Combination.  ZaZa LLC was previously controlled by the ZaZa Founders who each beneficially owned one-third of the outstanding limited liability company interests of ZaZa LLC.  ZaZa LLC’s operations have been concentrated in South Texas, including its exploration area in the core area of the Eagle Ford shale formation and in the eastern extension of the Eagle Ford/Woodbine formation, which we refer to as the “Eaglebine.”

ZaZa LLC’s initial exploration and production activities were undertaken primarily through a joint venture with Hess Corporation, which accumulated approximately 121,000 gross acres (approximately 11,500 net acres to ZaZa LLC).  ZaZa LLC operated the Hess joint venture properties during the first year of drilling, after which Hess had an election to take over operatorship.  This provision enabled ZaZa LLC to build an operating track record during this first year of drilling.  As operator of the Hess joint venture, ZaZa LLC successfully drilled and completed 18 Eagle Ford wells.  Hess then elected to take over operatorship, and the transition from ZaZa LLC to Hess commenced in November 2011 and was expected to be completed in July 2012.  In conjunction with the operatorship transition, Hess also made public announcements in the first quarter of 2012 indicating that Hess intended to pursue a drilling program in 2012-2013 that was slower than ZaZa LLC had anticipated.  The combination of Hess taking over operatorship and the expectation that Hess would slow the drilling program led ZaZa LLC to negotiate an exit from the Hess joint venture in July 2012.  As a result of this exit, ZaZa LLC relinquished the Cotulla Area and regained operational control of approximately 60% of the venture’s former acreage (totaling 72,000 net acres).  As described below, Toreador also exited its joint venture with Hess in France, which had stalled due to French governmental regulations on the development of unconventional resources.  This resulted in ZaZa converting its 50% working interest in the French exploration licenses to a 5% non-cost bearing revenue interest for up to $130.0 million in cash receipts.  In addition to the aforementioned land transitions in connection with the dissolution of the joint venture, ZaZa also received an aggregate of $84.0 million in cash from Hess.  For a complete description of the transactions in connection with the dissolution of the Hess joint venture, see Item 7,  “Management’s Discussion and Analysis of Financial Condition and Results of Operations - 2012 Developments - Hess Joint Venture Dissolution Agreement” in our Annual Report on Form 10-K for the year ended December 21, 2012.

ZaZa LLC also had accumulated approximately 82,000 gross acres (approximately 60,000 net acres) in the Eaglebine formation, which acreage was not part of its joint venture with Hess.  On March 29, 2012, ZaZa LLC entered into a transaction with Range, a subsidiary of Range Resources Corporation, to expand ZaZa’s position in the Eaglebine to a total holding of approximately 143,400 gross acres (98,520 net acres).  Under the terms of the transaction, ZaZa LLC obtained a 75% working interest in the acquired acreage; was designated as operator; committed to drill one well; was obligated and satisfied its obligation to commence operations on the commitment well on or before August 1, 2012; and committed to and made two cash payments to Range.  After a casing collar failure on the commitment well, Range granted ZaZa LLC an extension to drill a substitute well, and required ZaZa LLC to initiate sales of oil and gas from the substitute well by November 1, 2013.  The substitute well has been completed, and sales have been initiated as of November 1, 2013.  Discussions are ongoing with Range regarding the substitute well, whether ZaZa’s obligations to Range now have been fulfilled and whether Range will elect (or not) into certain leases acquired within the parties area of mutual interest.

Toreador Resources Corporation

Prior to the Combination, Toreador was a publicly held independent energy company engaged in the exploration and production of crude oil with interests in developed and undeveloped oil properties in the Paris Basin, France.  At the time of the Combination, Toreador operated solely in the Paris Basin and its operations consisted of (i) a joint venture with Hess Corporation in the Paris Basin focused on unconventional resources and (ii) conventional Paris Basin assets held by ZaZa Energy France SAS.

The unconventional resource joint venture with Hess stalled due to French governmental regulations.  ZaZa ended the Hess Paris venture in July 2012 by exchanging its 50% working interest in the Paris Basin exploration licenses it held together with Hess for a 5% cost-free revenue interest in such licenses, in which the total proceeds relating thereto to ZaZa are capped at $130.0 million.  Following ZaZa’s exit from the unconventional resource play in France, ZaZa divested its Paris Basin conventional assets in December 2012 through the sale of 100% of the shares in ZaZa Energy France SAS to Vermilion REP SAS, a wholly-owned subsidiary of Vermilion Energy Inc., for a net sales price of approximately $76.0 million.  As of September 30, 2013, ZaZa’s only exploration and production asset in France was the Hess royalty interest, which is held by ZaZa.

Revenue and Other Income

Oil and gas revenue

Oil and gas revenue for the three months ended September 30, 2013 was $1.1 million (of which $0.85 million was oil and $0.25 million was gas), compared to $2.2 million for the three months ended September 30, 2012.  This decrease in revenue is primarily due to the loss of the Cotulla revenues ($0.8 million) as a result of the Hess dissolution and decrease in Moulton production ($0.6 million) following sale to Sanchez on July 26, 2013, partially offset by the Boening well (Sweet Home) beginning test production on February 3, 2013 ($0.3 million).

Oil and gas revenue for the nine months ended September 30, 2013 was $6.3 million (of which $5.7 million was oil and $0.5 million was gas), compared to $7.4 million for the nine months ended September 30, 2012.  Revenues decreased due to the loss of Cotulla production ($5.4 million) as a result of the Hess dissolution offset partially by the Boening well (Sweet Home) which began test production on February 3, 2013 ($0.6 million), Eaglebine/Eagle Ford East ($0.4 million), an increase in Moulton production for the Crabb Ranch well ($1.8 million) and the Ring Unit wells ($1.3 million), and other non-operated ($0.3 million).

The following table presents our production and average prices obtained for our production for the three and nine months ended September 30, 2013 and 2012:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2013	2012	2013	2012
Production:
Oil (Bbls):	10,251	24,263	62,098	74,051
Gas (Mcf):	72,494	38,547	149,414	114,323
Equivalents (BOE):	22,333	30,688	87,001	93,104
Average Price:
Oil ($/Bbl):	$83.17	$86.61	$92.51	$95.15
Gas ($/Mcf):	$3.45	$2.50	$3.49	$2.69

The following tables present our production data for the referenced geographic areas for the periods indicated:

	Three Months Ended September 30, 2013			Nine Months Ended September 30, 2013
	Gas (Mcf)	Oil (Bbls)	Equivalent (BOE)	Gas (Mcf)	Oil (Bbls)	Equivalent (BOE)
South Texas (a)	34,584	9,047	14,811	109,208	58,963	77,165
East Texas (b)	37,932	1,089	7,411	40,018	2,519	9,189
Other Onshore Non-Operated	(22)	115	111	188	616	647
Total	72,494	10,251	22,333	149,414	62,098	87,001

(a) South Texas area includes the following sub-regions:  Cotulla, Moulton, Sweet Home, and Hackberry/Oakland.

(b) East Texas area includes the following sub-region:  Eaglebine/Eagle Ford East.

	Three Months Ended September 30, 2012			Nine Months Ended September 30, 2012
	Gas (Mcf)	Oil (Bbls)	Equivalent (BOE)	Gas (Mcf)	Oil (Bbls)	Equivalent (BOE)
South Texas (a)	38,303	22,445	28,829	113,900	71,422	90,405
East Texas (b)	—	—	—	—	—	—
Other Onshore Non-Operated	244	1,819	1,859	423	2,628	2,699
Total	38,547	24,263	30,688	114,323	74,051	93,104

(a) South Texas area includes the following sub-regions:  Cotulla, Moulton, Sweet Home, and Hackberry/Oakland.

(b) East Texas area includes the following sub-region:  Eaglebine/Eagle Ford East.

The above table of production and average prices compares both volumes and prices received for our oil and gas production.  The results of our operations are highly dependent upon the prices received from our oil production, which are dependent on numerous factors beyond our control.  Accordingly, significant changes to oil prices are likely to have a material impact on our financial condition, results of operation, cash flows and revenue.

Productive Wells and Acreage

The following table sets forth our interest in undeveloped acreage, developed acreage and productive wells in which we own a working interest as of September 30, 2013.  “Gross” represents the total number of acres or wells in which we own a working interest.  “Net” represents our proportionate working interest resulting from our ownership in the gross acres or wells.  Productive wells are wells in which we have a working interest and that are capable of producing oil or gas.

	Acres				Productive Wells
	Undeveloped		Developed		Gross		Net
	Gross	Net	Gross	Net	Gas	Oil	Gas	Oil
South Texas (a)	34,705	29,740	2,039	2,025	2.00	3.00	1.48	2.00
East Texas (b)	129,902	95,176	998	966	—	1.00	—	0.17
Other Onshore Non-Operated	—	—	1,904	36	—	4.00	—	0.03

(a) South Texas area includes the following sub-regions:  Sweet Home and Hackberry/Oakland.

(b) East Texas area includes the following sub-region:  Eaglebine/Eagle Ford East.

The following table sets forth our interest in undeveloped acreage as of September 30, 2013 that is subject to expiration in 2013, 2014, 2015 and thereafter:

2013		2014		2015		Thereafter
Gross	Net	Gross	Net	Gross	Net	Gross	Net
18,617.35	14,305.65	70,038.66	43,833.66	129,371.36	63,337.16	27,012.33	12,980.59

Summary of Oil and Natural Gas Reserves as of December 31, 2012 and 2011

The following table sets forth information about ZaZa’s estimated net proved reserves at December 31, 2012 and 2011 for our properties in the Eagle Ford.  Ryder Scott Company, L.P. (“Ryder Scott”), independent petroleum consultants, prepared our proved reserves as of December 31, 2012.  Rex Morris, an independent petroleum reservoir engineer, audited our proved reserves as of December 31, 2011.  We prepared the estimate of standardized measure of proved reserves in accordance with FASB ASC 932, “Extractive Activities-Oil and Gas.”  No reserve reports have been provided to any governmental agencies.  The following table does not reflect the reduction in our reserves that resulted from the sale of the Moulton Properties.

	At December 31, 2012			At December 31, 2011
	Gas (MMcf)	Oil (MBbls)	Equivalent (MBOE)	Gas (MMcf)	Oil (MBbls)	Equivalent (MBOE)
Proved developed	303	248	299	1,433	443	682
Proved undeveloped	1,410	2,815	3,049	2,696	502	951
Total proved	1,713	3,063	3,348	4,129	945	1,633

Our proved reserves at December 31, 2012 and 2011 were located in the Eagle Ford Shale in South Texas.

The Notes Offering

We are offering $       aggregate principal amount of Notes.  Proceeds from the offering will be used to pay down the principal amount of our Senior Secured Notes to $         million to meet the requirements regarding the maximum principal amount to be outstanding as of February 28, 2014 under the terms of the Senior Secured Notes.  The Senior Secured Notes also contain terms that restrict our ability to incur additional indebtedness and to engage in certain operations, such as limitations on the sale and acquisition of assets, limitations on entering into joint ventures, limitations on restricted payments, limitations on mergers and consolidations and limitations on loans and investments.  Thus, paying down the Senior Secured Notes should enhance our ability to obtain sufficient capital to grow our business, to implement our business strategy, to take advantage of opportunities to acquire interests in oil properties or related businesses and to manage our cash flow in a manner that maximizes our business opportunities.  For additional information on the Notes, see “Description of Notes.”

Internet Address/Availability of Reports

Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, are made available free of charge on our website at www.zazaenergy.com as soon as reasonably practicable after we electronically file such material with, or otherwise furnish it to, the SEC.

Principal Executive Offices

Our principal executive offices are located at 1301 McKinney Street, Suite 2800, Houston, Texas 77010, and our telephone number is (713) 595-1900.  Our website address is www.zazaenergy.com. However, information contained on our website is not incorporated by reference into this prospectus and does not constitute part of this prospectus.

THE OFFERING

Issuer	ZaZa Energy Corporation

Notes Offered	$ aggregate principal amount of % Notes due 2024.

Offering Price	% of the principal amount.

Maturity	The Notes will mature on , 2024, unless redeemed prior to maturity.

Interest Rate	% per year, payable quarterly in arrears.

Interest Payment Dates	January 15, April 15, July 15 and October 15 of each year, beginning on , 2014.

Ranking

The Notes will be our general unsecured senior obligations, will rank pari passu in right of payment with all of our existing and future senior unsecured indebtedness and will be senior to our existing and any future indebtedness expressly made subordinate to the Notes. The Notes will be effectively subordinated in right of payment to all of our existing and future secured indebtedness, including our Senior Secured Notes, to the extent of the value of the assets securing such indebtedness. The Notes will be structurally subordinated to all existing and future indebtedness and liabilities of our subsidiaries. As of September 30, 2013, we had approximately $26.8 million aggregate principal amount of secured indebtedness consisting of our Senior Secured Notes

Optional Redemption

We may redeem the Notes, in whole or in part, on or after April    , 2017, at our option, at any time and from time to time, prior to maturity at a price equal to 100% of their principal amount, plus accrued and unpaid interest to the date of redemption. Additionally, if a change of control occurs prior to January 1, 2017, we may redeem the Notes, in whole but not in part, within 90 days of the occurrence of the change of control upon the payment of a coupon make-whole premium for the Notes being converted. See “Description of Notes—Optional Redemption” for additional details.

Use of Proceeds

We expect to use the net proceeds of this offering to pay down up to approximately $    million of the principal amount of our Senior Secured Notes to $    in order to meet the requirement that no more than $15.0 million of our Senior Secured Notes remain outstanding as of February 28, 2014.

Certain Covenants

The indenture that governs the Notes contains certain covenants, including limitations on our ability to merge or consolidate with other entities or sell or otherwise dispose of all or substantially all of our assets. These covenants do not include any other restrictions on our or our subsidiaries’ ability to sell assets or any restrictions on our or our subsidiaries’ ability to incur or guarantee additional indebtedness, make dividends, repurchase capital stock or make other restricted payments, make investments, create liens on our assets, enter into transactions with affiliates or our subsidiaries entering into agreements that restrict the payment of dividends or transfers of assets or the making of loans to us. In addition, the indenture does not include any protection against certain events, such as a change of control, a leveraged recapitalization or “going private” transaction (which may result in a significant increase of our indebtedness levels), restructuring or similar transactions.

No Financial Covenants	The indenture relating to the Notes does not contain financial covenants.

Additional Notes

We may create and issue additional notes ranking equally and ratably with the Notes in all respects, so that such additional notes shall constitute and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as the Notes; provided that any such additional notes that are not fungible with the Notes for U.S. federal income tax purposes may have a separate CUSIP number.

Listing and Trading	We intend to apply to list the Notes on the NASDAQ Capital Market. If the Notes are approved for listing, we expect trading in the Notes to begin within 30 days of , 2014, the original issue date.

Form and Denomination

The Notes will be issued in book-entry form in denominations of $25 and integral multiples thereof. The Notes will be represented by a permanent global certificate deposited with the Trustee as custodian for The Depositary Trust Company, or DTC, and registered in the name of a nominee of DTC. Beneficial interests in any of the Notes will be shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.

Trustee

Governing Law	New York

Risk Factors	You should carefully consider the information set forth under the caption “Risk Factors” on page 18 of this prospectus.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The summary historical financial data set forth below should be read in conjunction with our financial statements and the notes to those financial statements contained in our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, both of which are incorporated by reference into this prospectus.

We have derived the summary historical consolidated financial data from:

•                  The audited consolidated financial statements of ZaZa for the year ended December 31, 2012;

•                  The unaudited consolidated interim financial information of ZaZa for the nine months ended September 30, 2013 and 2012; and

•                  The audited consolidated financial statements of Toreador and ZaZa LLC for the years ended December 31, 2011 and 2010.

Historical results are not necessarily indicative of results of future operations, and results for any interim period are not necessarily indicative of the results that may be expected for a full year.

	Nine Months Ended September 30,	Nine Months Ended September 30,	Year ended December 31,
	2013	2012	2012	2011	2010
	(Dollars in thousands)
Statements of Income
Total revenues:	$6,266	$204,380	$205,152	$17,574	$10,495
Operating expenses:	130,997	81,444	130,882	20,042	3,977
Operating (loss) income	(124,731)	122,936	74,270	(2,468)	6,518
Interest income (expense), net	(10,378)	(10,767)	(14,705)	(264)	(2)
(Loss) income from continuing operations, before income taxes	(117,152)	91,492	28,864	(2,732)	6,516
Income tax expense	(35,445)	71,362	82,920	123	74
Net (loss) income from continuing operations	(81,707)	20,130	(54,056)	(2,855)	6,442
Discontinued operations, net of taxes	50	(53,584)	(52,171)	—	—
Net income (loss)	$(81,657)	$(33,454)	$(106,227)	$(2,855)	6,442
Balance Sheets
Current assets	$8,411	$31,680	$59,012	$50,880	$24,801
Property, plant and equipment — net	47,280	265,114	150,070	18,956	6,926
Total assets	73,101	300,026	223,113	70,006	31,727
Total current liabilities	19,269	23,684	85,537	66,758	24,432
Total noncurrent liabilities	129,998	207,908	135,928	309	—
Total stockholders’ equity	(76,166)	68,434	1,648	2,939	7,295
Total liabilities and members’ equity	73,101	300,026	223,113	70,006	31,727

RISK FACTORS

An investment in the Notes is subject to numerous risks, including the risks described under the caption “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the quarter ended September 30, 2013, which are incorporated by reference herein.

You should carefully consider these risks, along with the information provided elsewhere in this prospectus and the documents we incorporate by reference in this prospectus before investing in the Notes.  You could lose all or part of your investment in the Notes.

Risks Related to Our Company

Our independent registered public accounting firm expressed substantial doubt regarding our ability to continue as a going concern in their audit opinion for our December 31, 2012 financial statements.

Our audited financial statements for the year ended December 31, 2012 have been prepared under the assumption that we will continue as a going concern.  Our independent registered public accounting firm has issued their report dated April 1, 2013, in connection with the audit of our financial statements for the year ended December 31, 2012 that included an explanatory paragraph describing the existence of conditions that raise substantial doubt about our ability to continue as a going concern due to our liquidity.  The fact that we have received this going concern qualification from our independent registered public accounting firm will likely make it more difficult for us to raise capital on favorable terms and could hinder, to some extent, our operations.  Additionally, if we are not able to continue as a going concern, it is possible you may lose part or all of your investment.  Our financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our development and exploration operations require substantial capital and we may be unable to obtain needed capital or financing on satisfactory terms or at all, which could lead to a loss of properties and a decline in our oil and gas reserves.

The oil and gas exploration and development industry is capital intensive.  We expect to continue making substantial capital expenditures in our business and operations for the purpose of exploration, development, production and acquisition of, oil and gas reserves.  In the past, we financed capital expenditures in part from contributions, bonus payments and cost reimbursements by Hess under our joint venture with them.  As a result of the termination of our joint venture with Hess in 2012, we have sold assets and incurred indebtedness in order to provide capital to carry out our activities.  For example, we sold all of our Moulton properties during the second and third quarter of 2013.  To maintain our oil and gas leases and pursue our planned drilling program, we will need to raise additional capital.

Our cash flow from operations and access to capital are subject to a number of variables that may or may not be within our control, including:

•                  the level of oil and gas we are able to produce from existing wells;

•                  the prices at which our oil and gas production is sold;

•                  the results of our development programs associated with proved and unproved reserves;

•                  our ability to acquire, locate and produce new economically recoverable reserves;

•                  global credit and securities markets; and

•                  the ability and willingness of lenders and investors to provide capital and the cost of that capital.

We will need to raise capital to maintain our oil and gas leases and finance our drilling operations.  We intend to pursue various strategies to raise capital, including asset sales, debt or equity financing, and joint ventures.  However, our existing indebtedness contains covenants that restrict our ability to pursue these strategies.  If we are unable to sell assets or if financing and joint venture partnerships are not available on acceptable terms or at all, we may have limited ability to obtain the capital necessary to sustain our operations at current levels or to implement our strategy, including executing on our portfolio of drilling opportunities or expanding our existing portfolio.  There can be no assurance as to our ability to sell assets or as to the availability or terms of any joint ventures or other financing.

The failure to obtain additional capital could result in an inability to implement our strategy to pursue our drilling program and a curtailment of our operations relating to exploration and development of our prospects, which in turn could lead to possible write-downs in the carrying value of our properties, a material decline in our oil and gas reserves as well as our revenues and results of operations.  The failure to obtain additional capital could also materially adversely affect our operations and prospects, including potentially resulting in the reversion of certain portions of our acreage to the lessors.

If we are unable to complete the joint development of our acreage with our joint venture partners, we may need to find alternative sources of capital, which may not be available on favorable terms, or at all.

There can also be no assurances that our joint venture partners will elect to proceed with subsequent phases of the joint development of our acreage.  If these ventures do not proceed, we may need to utilize cash flow from other operations or will need to find alternative sources of capital to finance operations, which may slow the development of our properties and have a material adverse effect on our operations and prospects.

Joint venture agreements that we may enter into could present a number of challenges that could have a material adverse effect on our business, financial condition and results of operations.

During 2013, ZaZA entered into two different joint venture agreements with two different counterparties.  Joint venture and joint development arrangements typically present financial, managerial and operational challenges, including potential disputes, liabilities or contingencies and may involve risks not otherwise present when exploring and developing properties directly, including, for example:

•                  the joint venture partners may share certain approval rights over major decisions, including the acquisition of oil and gas properties;

•                  the joint venture partners may not pay their share of the joint venture’s obligations, potentially leaving us liable for their share of such obligations;

•                  the joint venture partners may have options to assume the operation of the properties acquired by the joint venture;

•                  the joint venture partners may terminate the agreements under certain circumstances;

•                  we may incur liabilities or losses as a result of an action taken by the joint venture partners; and

•                  disputes between us and the joint venture partners may result in delays, litigation or operational impasses.

The risks described above or the failure to continue any joint venture or joint development arrangement or to resolve disagreements with the joint venture partners could materially adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations.

Because our properties are primarily operated by our joint venture partners, we have a limited ability to influence or control the operation or development of our non-operated properties.

Our properties are primarily operated by our joint venture partners.  We have limited ability to influence or control the operation or future development of our non-operated properties, including the timing of drilling and other activities, compliance with environmental, safety and other regulations, or the amount of capital expenditures that we are required to fund with respect to such properties after exhaustion of our carried interests.  The failure of an operator to adequately perform operations, an operator’s breach of the applicable agreements or an operator’s failure to act in ways that are in our best interest could reduce our revenues and lead to additional costs.

Our indebtedness and near term obligations could materially adversely affect our financial health, limit our ability to finance capital expenditures and future acquisitions and prevent us from executing our business strategy.

As of September 30, 2013, we had approximately $26.8 million outstanding in aggregate principal under our Senior Secured Notes, $40.0 million outstanding in aggregate principal under our Convertible Notes and $47.33 million outstanding in aggregate principal under our Subordinated Notes, and we may incur additional indebtedness in the future.  Following the offering of the Notes and the use of the proceeds from the Notes to pay down up to approximately $                     million of the principal amount of our Senior Secured Notes, we will have approximately $             million in total long-term debt.  Our level of indebtedness has, or could have, important consequences to our business, because:

•                  a substantial portion of our cash flows from operations will have to be dedicated to interest and principal payments and may not be available for operations, working capital, capital expenditures, expansion, acquisitions or general corporate or other purposes;

•                  it may impair our ability to obtain additional financing in the future for acquisitions, capital expenditures or general corporate purposes;

•                  it may limit our flexibility in planning for, or reacting to, changes in our business and industry; and

•                  we may be substantially more leveraged than some of our competitors, which may place us at a relative competitive disadvantage and make us more vulnerable to downturns in our business, our industry or the economy in general.

Approximately $                 million of our Senior Secured Notes and $40.0 million of our Convertible Notes will remain outstanding after the application of the proceeds from this offering of Notes to pay down the principal amount of our Senior Secured Notes.  The terms of our Senior Secured Notes and our Convertible Notes restrict, and the terms of any future indebtedness, including any future credit facility, may restrict our ability to incur additional indebtedness and grant liens because of debt or financial covenants we are, or may be, required to meet.  Thus, we may not be able to obtain sufficient capital to grow our business or implement our business strategy and may lose opportunities to acquire interests in oil properties or related businesses because of our inability to fund such growth.

Our ability to comply with restrictions and covenants, including those in our Senior Secured Notes, Convertible Notes or in any future debt agreement, is uncertain and will be affected by the levels of cash flow from our operations and events or circumstances beyond our control.  Our Senior Secured Notes also contain restrictions on the operation of our business, such as limitations on the sale and acquisition of assets, limitations on entering into joint ventures, limitations on restricted payments, limitations on mergers and consolidations, limitations on loans and investments, and limitations on the lines of business in which we may engage, which may limit our activities.  Our Convertible Notes contain certain of the foregoing restrictions as well.  We must obtain consent from the holders of a majority of the Senior Secured Notes for all transactions involving oil and gas properties, with certain carveouts and requirements to apply a portion of net sales proceeds to pay down the principal amount of the Senior Secured Notes and with certain carveouts to enter into our joint ventures.  Thus, we may not be able to manage our cash flow in a manner that maximizes our business opportunities.  Our failure to comply with any of the restrictions and covenants could result in a default, which could permit the holders of our Senior Secured Notes and our Convertible Notes to accelerate repayments and foreclose on the collateral securing the indebtedness.

We may not have the ability to raise the funds necessary to purchase the Senior Secured Notes and the Convertible Notes upon a fundamental change, and our future debt may contain limitations on our ability to purchase the Senior Secured Notes and the Convertible Notes.

Holders of the Senior Secured Notes and the Convertible Notes will have the right to require us to purchase the notes upon the occurrence of a fundamental change at 101% and 100%, respectively, of their principal amount plus accrued and unpaid interest.  However, we may not have enough available cash or be able to obtain financing at the time we are required to make purchases of tendered Senior Secured Notes or Convertible Notes.  In addition, our ability to purchase the Senior Secured Notes and Convertible Notes may be limited by law, by regulatory authority or by the agreements governing our then current and future indebtedness.  Our failure to purchase tendered Senior Secured Notes and Convertible Notes at a time when the purchase is required by the terms of the Senior Secured Notes or Convertible Notes would constitute a default under those notes.  A default under those notes or the fundamental change itself could also lead to a default or require a prepayment under, or result in the acceleration of the maturity or purchase of, our existing or future other indebtedness.  The requirement that we offer to purchase the Senior Secured Notes and Convertible Notes upon a fundamental change is limited to the transactions specified in the definition of a fundamental change, which definition may differ from the definition of a fundamental change or change of control in the agreements governing our existing or future other indebtedness.  If the repayment of the related indebtedness were to be accelerated after any applicable notice or grace periods, we may not have sufficient funds to repay the indebtedness and purchase the Senior Secured Notes and the Convertible Notes.

If we do not satisfy our drilling obligations under our agreement with Range, we could lose a portion of our acreage and revenue stream in the Eaglebine, which could adversely affect our expected revenues.

On March 28, 2012, ZaZa entered into a Participation Agreement (the “Range Agreement”), and associated Joint Operating Agreement, with Range Texas Production, LLC (“Range”), a subsidiary of Range Resources Corporation, under which ZaZa agreed to acquire a 75% working interest from Range in certain leases located in Grimes Country, Texas (the “Leases”).  Pursuant to the terms of the Range Agreement, Range retained a 25% working interest in the Leases and ZaZa committed to drill a well.  ZaZa LLC drilled the commitment well but ceased completion operations due to a restriction.  As a result of the restriction, the lateral section of the well was lost and, because of the resulting operational delay, ZaZa and Range entered into amendments to the Range Agreement that required ZaZa LLC to (i) commence re-completion operations on the commitment well by March 16, 2013, (ii) commence drilling operations of a substitute Commitment Well by July 17, 2013, and (iii) initiate sales of oil and/or gas from the substitute well by November 1, 2013.  Re-completion operations on the commitment was completed by the deadline, the substitute well was completed by the deadline, and sales were initiated by November 1, 2013.  Discussions are ongoing with Range regarding the substitute well, whether ZaZa’s obligations to Range now have been fulfilled and whether Range will elect (or not) into certain leases acquired within the parties area of mutual interest.

Our ability to use net operating loss carryforwards to offset future taxable income may be limited or such net operating loss carryforwards may expire before utilization.

As of September 30, 2013, we had gross U.S. federal tax net operating loss carryforwards (“NOLs”) of approximately $97.6 million, which will expire at various dates from fiscal year 2026 through fiscal year 2033.    These NOLs, subject to certain requirements and restrictions, including limitations on their use as a result of an ownership change, may be used to offset future taxable income and thereby reduce our U.S. federal income taxes otherwise payable.  We are required to evaluate the likelihood of utilizing the NOLs according to a more likely than not standard in accordance with U.S. generally accepted accounting principles (“GAAP”) and, if as a result of such evaluation we determine we may not be able to meet such standard, we may be required to recognize a valuation allowance for this deferred tax asset.  The recognition of a valuation allowance would reduce earnings and would also result in a corresponding reduction of stockholders equity.  Recognition of a valuation allowance is a non-cash charge to earnings and it does not preclude us from using the NOLs to reduce future taxable income otherwise payable.  Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), imposes an annual limit on the ability of a corporation that undergoes an ownership change to use its NOLs to reduce its tax liability.  The amount of taxable income in each tax year after the ownership change that may be offset by pre-change NOLs and certain other pre-change tax attributes is generally equal to the product of (a) the fair market value of the corporation’s outstanding stock immediately prior to the ownership change and (b) the long-term tax exempt rate (i.e., a rate of interest established by the Internal Revenue Service (the “IRS”) that fluctuates from month to month).  An ownership change would occur if stockholders, actually or deemed under Section 382 to own 5% or more of our capital stock by value, increase their collective ownership of the aggregate amount of our capital stock to more than 50 percentage points over a defined period of time.  In the event of certain changes in our stockholder base, we may at some point in the future experience an ownership change as defined in Section 382 of the Code.  Accordingly, our use of the NOLs and credit carryforwards may be limited at some point in the future by the annual limitations described in Sections 382 and 383 of the Code or may expire before utilization.

A change in ownership as defined in Section 382 of the Code occurred in 2012 as a result of the Combination. Accordingly, gross NOLs of $91.0 million are limited by Section 382 of the Code to an amount of $4.6 million per year. We are not certain that we will be able to utilize the NOLs in the short term. Accordingly, we recorded a full valuation allowance against our deferred tax assets in 2013.

We have disclosed a material weakness in our internal disclosure controls and procedures which could erode investor confidence, jeopardize our ability to obtain insurance, and limit our ability to attract qualified persons to serve at ZaZa.

As of December 31, 2012, an evaluation was conducted by ZaZa management, including our Chief Executive Officer and Chief Financial Officer, as to the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Based on that evaluation, our management concluded that our disclosure controls and procedures were not effective as of December 31, 2012 because of material weaknesses in our internal controls over financial reporting resulting from our auditors identifying an adjustment related to the write-off of exploration costs and errors in the calculation of certain income taxes attributable to our merger with Toreador in 2012.  Each of these errors were corrected prior to our filing the financial statements for such period with the SEC.  Accordingly, management believes that the financial statements included in this and prior reports fairly present in all material respects our financial condition, results of operations and cash flows for the periods presented.

Our management believes that this error was a result of the failure of coordination between our personnel that make our determinations of well outcomes and our personnel that prepare our financial statements.  This evaluation is more fully described in our Annual Report on Form 10-K for the year ended December 31, 2012.  Failure to comply with rules regarding internal controls and procedures may make it more difficult for us to obtain certain types of insurance, including director and officer liability insurance.  We may be forced to accept reduced policy limits and coverage and/or incur substantially higher costs to obtain the same or similar coverage.  The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our Board of Directors, on committees of our Board of Directors, or as executive officers.

Title to the properties in which ZaZa has an interest may be impaired by title defects.

ZaZa generally obtains title opinions on significant properties that it drills or acquires.  Additionally, undeveloped acreage has greater risk of title defects than developed acreage.  Generally, under the terms of the operating agreements affecting its properties, any monetary loss is to be borne by all parties to any such agreement in proportion to their interests in such property.  If there are any title defects or defects in assignment of leasehold rights in properties in which ZaZa holds an interest, we could suffer a material financial loss.

The unavailability or high cost of drilling rigs, equipment, raw materials, supplies, personnel and oil field services could materially adversely affect our ability to execute our exploration and development plans on a timely basis and within its budget.

Our industry is cyclical and, from time to time, there is a shortage of drilling rigs, equipment, raw materials (particularly sand, cement and other propants), supplies or qualified personnel.  During these periods, the costs and delivery times of rigs, equipment, raw materials and supplies are substantially greater.  In addition, the demand for, and wage rates of, qualified drilling rig crews rise as the number of active rigs in service increases.  If oil and gas prices increase in the future, increasing levels of exploration, development and production could result in response to these stronger prices, and as a result, the demand and the costs of oilfield services, drilling rigs, raw materials, supplies and equipment could increase, while the quality of these services and supplies may suffer.  In addition, our exploration, development and production operations also require local access to large quantities of water supplies and disposal services for produced water in connection with our hydraulic fracture stimulations due to prohibitive transportation costs.  Existing shortages of drilling rig service providers for pressure pumping and other services required for well completion in the Eagle Ford shale have delayed our development and production operations and caused us to incur additional expenditures that were in excess of those provided for in its capital budget.  We cannot determine the magnitude or length of these shortages or future shortages or price increases, which could have a material adverse effect on its business, cash flows, financial condition or results of operations.  In addition, shortages and price increases could restrict our ability to drill wells and conduct ordinary operations.

Drilling for and producing oil and gas are high-risk activities with many uncertainties that could materially adversely affect our financial condition and results of operations.

Our success will depend on the results of our exploration, development and production activities.  Oil and gas exploration, development and production activities are subject to numerous risks beyond our control, including the risk that drilling will not result in commercially viable oil or gas production.  Decisions to purchase, explore, develop or otherwise exploit prospects or properties will depend in part on the evaluation of data obtained through geophysical and geological analyses, production data, and engineering studies, the results of which are often inconclusive or inaccurate or subject to varying interpretations or uncertainty.  Costs of drilling, completing and operating wells are often uncertain before drilling commences.  Overruns in budgeted expenditures are common risks that can make a particular project uneconomical.  Furthermore, many factors may curtail, delay or cancel drilling, and such work stoppage may not be covered by our insurance, including:

•                  shortages of or delays in obtaining equipment and qualified personnel;

•                  pressure or irregularities in geological formations;

•                  equipment failures or accidents;

•                  the joint venture partners may not pay their share of the joint venture’s obligations, potentially leaving us liable for their share of such obligations;

•                  the joint venture partners may have options to assume the operation of the properties acquired by the joint venture;

•                  the joint venture partners may terminate the agreements under certain circumstances;

•                  we may incur liabilities or losses as a result of an action taken by the joint venture partners; and

•                  disputes between us and the joint venture partners may result in delays, litigation or operational impasses.

The risks described above or the failure to continue any joint venture or to resolve disagreements with the joint venture partners could materially adversely affect our ability to transact the business that is the subject of such joint venture, which would in turn negatively affect our financial condition and results of operations.

Numerous uncertainties will be inherent in our estimates of oil and gas reserves and estimated reserve quantities, and the present value calculations presented in the future relating to such reserves may not be accurate.  Any material inaccuracies in reserve estimates or underlying assumptions will affect materially the estimated quantities and present value of our reserves.

There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and cash flows attributable to such reserves, including factors beyond our engineers control (or the third party preparing the reserve report).  Reserve engineering is a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact manner.  The accuracy of an estimate of quantities of reserves, or of cash flows attributable to such reserves, is a function of the available data, assumptions regarding future oil and gas prices, expenditures for future development and exploration activities, engineering and geological interpretation and judgment.  In addition, accurately estimating reserves in shale formations such as ours can be even more difficult than estimating reserves in more traditional hydrocarbon bearing formations given the complexities of the projected decline curves and economics of shale gas wells.  Additionally, “probable” and “possible” reserve estimates are estimates of unproved reserves and may be misunderstood or seen as misleading to investors that are not experts in the oil or natural gas industry.  As such, investors should not place undue reliance on these estimates.  Reserves and future cash flows may be subject to material downward or upward revisions, based upon production history, development and exploration activities and prices of oil and gas.  In addition, different reserve engineers may make different estimates of reserves and cash flows based on the same available data.

The present value of future net revenues from our proved reserves referred to in any reserve report will not necessarily be the actual current market value of our estimated oil and gas reserves at such time.  In accordance with SEC requirements, we base the estimated discounted future net cash flows from its proved reserves using the un-weighted arithmetic average of the first day of the month for each month within a twelve month period.

Unless we replace our reserves, our reserves and production will decline, which would adversely affect our financial condition, results of operations and cash flows.

Producing oil and gas reservoirs generally are characterized by declining production rates that vary depending upon reservoir characteristics and other factors.  Decline rates are typically greatest early in the productive life of a well.  Estimates of the decline rate of an oil or gas wells, and those in shale formations, in particular are inherently imprecise, and are less precise with respect to new or emerging oil and gas formations with limited production histories than for more developed formations with established production histories.  Our production levels and the reserves that we may recover from our wells will change if production from our existing wells declines in a different manner than we have estimated.  Thus, our future oil and gas reserves and production and, therefore, our future cash flow and results of operations, are highly dependent upon our success in efficiently developing and exploiting our current properties and economically finding or acquiring additional recoverable reserves.  We may not be able to develop, find or acquire additional reserves or future production at acceptable costs.  If we are unable to replace our current or future production, our cash flows and the value of our reserves may decrease, and have a material adverse effect on our business, financial condition and results of operations.

We are concentrated in one geographic area, which increases our exposure to many of the risks enumerated herein.

Currently, ZaZa’s operations are highly concentrated in South and East Texas.  This concentration increases the potential impact that many of the risks stated herein may have upon our ability to perform.  For example, we have greater exposure to regulatory actions impacting Texas, natural disasters in the geographic area, competition for equipment, services and materials available in the area and access to infrastructure and markets.

Hedging activities may require us to make significant payments that are not offset by sales of production and may prevent us from benefiting from increases in oil prices.

ZaZa has not historically entered into hedging transactions.  However, we may in the future enter into various hedging transactions for a portion of our production in an attempt to reduce our exposure to the volatility of oil prices.  In a typical hedge transaction, we will have the right to receive from the counterparty to the hedge the excess of the fixed price specified in the hedge over a floating price based on a market index, multiplied by the quantity hedged.  If the floating price exceeds the fixed price, we will be required to pay the counterparty this difference multiplied by the quantity hedged.  In such case, we will be required to pay the difference regardless of whether we have sufficient production to cover the quantities specified in the hedge.  Significant reductions in production at times when the floating price exceeds the fixed price could require us to make payments under the hedge agreements even though such payments are not offset by sales of production.  Hedging also could prevent us from receiving the full advantage of increases in oil prices above the fixed amount specified in the hedge.

We may not be able to obtain access to pipelines, gas gathering, transmission, storage and processing facilities to market our oil and gas production and our ability to sell our production and/or receive market prices for our production may be materially adversely affected by transportation capacity constraints and interruptions.

The marketing of oil and gas production depends in large part on the availability, proximity and capacity of pipelines and storage facilities, gas gathering systems and other transportation, processing and refining facilities, as well as the existence of adequate markets.  If there were insufficient capacity available on these systems, or if these systems were unavailable to us, the price offered for our production could be significantly depressed, or we could be forced to shut-in some production or delay or discontinue drilling plans and commercial production following a discovery of hydrocarbons while it constructs its own facility.  We also rely (and expect to rely in the future) on facilities developed and owned by third parties in order to store, process, transmit and sell our oil and gas production.  Our plans to develop our oil and gas reserves could be materially and adversely affected by the inability or unwillingness of third parties to provide sufficient transmission, storage or processing facilities to us, especially in areas of planned expansion where such facilities do not currently exist.

If the amount of oil, gas or condensate being produced by us and others exceeds the capacity of the various transportation pipelines and gathering systems currently available in our operating areas, it will be necessary for new transportation pipelines and gathering systems to be built.  Or, in the case of oil and condensate, it will be necessary for us to rely more heavily on trucks to transport our production, which is more expensive and less efficient than transportation by pipeline.  The construction of new pipelines and gathering systems is capital intensive and construction may be postponed, interrupted or cancelled in response to changing economic conditions and the availability and cost of capital.  In addition, capital constraints could limit our ability to build gathering systems to transport our production to transportation pipelines.  In such event, costs to transport our production may increase materially or we might have to shut-in its wells awaiting a pipeline connection or capacity and/or sell its production at much lower prices than market or than we currently project, which would materially adversely affect our results of operation.

A portion of our production may also be interrupted, or shut-in, from time to time for numerous other reasons, including as a result of weather conditions, loss of pipeline or gathering system access, field labor issues or strikes, or we might voluntarily curtail production in response to market conditions.  If a substantial amount of our production is interrupted at the same time, it could materially adversely affect our cash flow.

Our identified drilling location inventories are scheduled out over several years, making them susceptible to uncertainties that could materially alter the occurrence or timing of their drilling.

Our management has specifically identified and scheduled drilling locations as an estimation of its future multi-year drilling activities on its existing acreage.  These identified drilling locations represent a significant part of our growth strategy.  Our ability to drill and develop these locations depends on a number of factors, including the availability of capital, seasonal conditions, regulatory approvals, oil and gas prices, negotiation of agreements with third parties, costs, access to and availability of equipment, services and personnel and drilling results.  Because of these uncertainties, we cannot give any assurance as to the timing of these activities, if the potential drilling locations we have identified will ever be drilled or if it will be able to economically produce oil or gas from these or any other potential drilling locations.  As such, our actual drilling activities may materially differ from our current expectations, which could materially adversely affect our business, results of operations and financial condition.

Competition in the oil and gas industry is intense, and many of our competitors have resources that are greater than ours.

We operate in a highly competitive environment for acquiring prospects and productive properties, marketing oil and gas and securing equipment and trained personnel.  Our competitors include major and large independent oil and gas companies that possess financial, technical and personnel resources substantially greater than our resources.  Those companies may be able to develop and acquire more prospects and productive properties at a lower cost and more quickly than our financial or personnel resources permit.  Our ability to acquire additional prospects and discover reserves in the future will depend on our ability to evaluate and select suitable properties and consummate transactions in a highly competitive environment.  Larger competitors may be better able to withstand sustained periods of unsuccessful drilling and absorb the burden of changes in laws and regulations more easily than we can, which could materially adversely affect our competitive position.  We may not be able to compete successfully in the future in acquiring prospective reserves, developing reserves, marketing hydrocarbons, attracting and retaining quality personnel and raising additional capital.

A failure to attract and retain qualified personnel could have a material adverse effect on our business, financial position, results of operations, cash flows and future growth.

Our success is largely dependent upon our ability to attract and retain personnel with the technical expertise, specialized knowledge and training, skills and experience required for our business.  An inability to sufficiently staff our operations or the loss of the services of one or more members of our senior management or of numerous employees with technical skills could have a material adverse effect on our business, financial position, results of operations, cash flows and future growth.  While we have entered into employment arrangements with certain of our senior executives, and while a number of consultants have consulting agreements with us, there can be no assurances that any of them will remain with us.

Shortage and competition in hydraulic fracturing services could impede our ability to develop our shale plays.

The unavailability or high cost of high pressure pumping services (or hydraulic fracturing services), chemicals, proppant, water, and related services and equipment could limit our ability to execute our exploration and development plans on a timely basis and within its budget.  Our industry is experiencing a growing emphasis on the exploitation and development of shale gas and shale oil resource plays, which are dependent on hydraulic fracturing for economically successful development.  Hydraulic fracturing in shale plays requires high pressure pumping service crews.  A shortage of service crews or proppant, chemical, or water, especially if this shortage occurred in East Texas, could materially and adversely affect our operations and the timeliness of executing our development plans within our budget.

ZaZa does not own all of the land on which its transportation pipelines and gathering and treating systems are located, which could materially disrupt its operations.

ZaZa does not own all of the land on which its gathering and treating systems have been constructed, and we are therefore subject to the possibility of increased costs to retain necessary land use.  ZaZa obtains the rights to construct and operate our gathering and treating systems on land owned by third parties and governmental agencies for a specific period of time.  Our loss of these rights, through our inability to renew right-of-way contracts or otherwise, could have a material adverse effect on our business, results of operations and financial condition.

Our property acquisition strategy could fail or present unanticipated problems for our business in the future, which could materially adversely affect our ability to make property acquisitions or realize anticipated benefits of those acquisitions.

Our growth strategy includes acquiring oil and gas properties depending on the availability of capital.  We may not be able to identify suitable acquisition opportunities or finance and complete any particular acquisition successfully.  Furthermore, acquisitions involve a number of risks and challenges, including:

•                  diversion of management’s attention;

•                  ability or impediments to conducting thorough due diligence activities;

•                  an increase in our expenses and working capital requirements;

•                  the validity of our assumptions about reserves, future production, revenues, capital expenditures, and operating costs, including synergies;

•                  a decrease in our liquidity by using a significant portion of our available cash or borrowing capacity, if any, to finance acquisitions;

•                  a significant increase in interest expense or financial leverage if we incur additional debt to finance acquisitions;

•                  the assumption of unknown liabilities, losses, or costs for which we are not indemnified or for which indemnity is inadequate; and

•                  the incurrence of other significant charges, such as impairment of oil and gas properties, asset devaluation, or restructuring charges.

Our decision to acquire a property will depend in part on the evaluation of data obtained from production reports and engineering studies, geophysical and geological analyses, and seismic and other information, the results of which are often inconclusive and subject to various interpretations.

Also, our reviews of acquired properties are inherently incomplete because it generally is not feasible to perform an in-depth review of the individual properties involved in each acquisition given time constraints imposed by sellers.  Even a detailed review of records and properties may not necessarily reveal existing or potential problems, nor will it permit a buyer to become sufficiently familiar with the properties to fully access their deficiencies and potential.  Inspections may not always be performed on every well, and environmental problems, such as groundwater contamination, are not necessarily observable even when an inspection is undertaken.

We face risks associated with hurricanes and other natural disasters in connection with our operations near coastal areas in Texas.

A portion of our oil and gas properties are located near coastal areas of the Texas Gulf Coast.  As a result, in the event of damage due to hurricanes, tropical storms, flooding or similar natural disasters, we could be subject to production curtailments in the future resulting from hurricane damage to certain fields or, even in the event that producing fields are not damaged, production could be curtailed due to damage to facilities and equipment owned by oil and gas purchasers, or vendors and suppliers.

Access to water to conduct hydraulic fracturing may not be available if water sources become scarce.

The availability of sources of water is crucial to conduct hydraulic fracturing.  Approximately 80,000-100,000 gallons of water are necessary for drilling and completing one well in the Eagle Ford shale and in the Eaglebine.  Texas is currently experiencing a severe drought that has limited the water supplies that are necessary to conduct hydraulic fracturing.  We have been sourcing our water from deeper aquifers that have not yet been impacted by the drought.  We can make no assurances that sufficient water resources will be available in the short or long term to carry out our current activities.

Risks Related to Our Industry

Volatile oil and gas prices could materially adversely affect our financial condition and results of operations.

Our most significant market risk is the pricing of oil and gas.  Management expects energy prices to remain volatile and unpredictable.  Moreover, oil and gas prices depend on factors that are outside of our control, including:

•                  actions of the Organization of Petroleum Exporting Countries and state controlled oil companies relating to oil prices and production controls;

•                  impact of energy conservation efforts;

•                  consumer demand;

•                  domestic and foreign governmental regulations, actions and taxes;

•                  refining capacity;

•                  seasonal variations in oil and gas prices;

•                  economic and energy infrastructure disruptions caused by actual or threatened acts of war, or terrorist activities;

•                  weather conditions, such as hurricanes, including energy infrastructure disruptions resulting from those conditions and natural disasters;

•                  changes in the global oil and gas supply, demand and inventories;

•                  changes in domestic gas supply, demand and inventories;

•                  the price and quantity of foreign imports of oil and gas;

•                  the price and availability of liquefied gas imports;

•                  political conditions in or affecting other oil-producing and gas producing countries, including the current conflicts in the Middle East and North Africa;

•                  general economic conditions in the United Stated and worldwide;

•                  the level of worldwide oil and gas exploration and production activity;

•                                          technological advances affecting energy production and consumption; and

•                                          the price and availability of alternative fuels.

Further, oil and gas prices do not necessarily fluctuate in direct relation to each other.  Lower oil and gas prices not only decrease revenues on a per unit basis, but also may reduce the amount of oil and gas that we can economically produce.  Lower prices could also negatively impact estimates of our proved reserves.  Our revenues, profitability and cash flow depend upon the price of and demand for oil and gas, and a drop in prices can significantly affect our financial results and impede our growth.

If oil and gas prices decrease or exploration efforts are unsuccessful, we may be required to write-down the capitalized cost of individual oil and gas properties.

A write-down of the capitalized cost of individual oil and gas properties could occur when oil and gas prices are low or if we have substantial downward adjustments to our estimated proved oil and gas reserves, if operating costs or development costs increase over prior estimates, or if exploratory drilling is unsuccessful.

We use the successful efforts accounting method.  All property acquisition costs and costs of exploratory and development wells are capitalized when incurred, pending the determination of whether proved reserves are discovered.  If proved reserves are not discovered with an exploratory well, the costs of drilling the well are expensed.  All geological and geophysical costs on exploratory prospects are expensed as incurred.

The capitalized costs of our proved oil and gas properties, on a field-by-field basis, may exceed the estimated undiscounted future cash flows of that field.  If so, we will adjust the carrying value of the field to its fair value in the current period.  The factors used to determine fair value include, but are not limited to, estimates of reserves, future commodity prices, future production estimates, anticipated capital expenditures, and a discount rate commensurate with the risk associated with realizing the expected cash flows projected.  Unproved properties are reviewed to determine if there has been an impairment of the carrying value, with any such impairment charged to expense.  Given the complexities associated with oil and gas reserves estimates and the history of price volatility in the oil and gas market, events may arise that will require us to record an impairment of our oil and gas properties and there can be no assurance that such impairments will not be required in the future nor that they will not be material.

We may incur substantial losses and be subject to substantial liability claims as a result of our oil and gas operations.

Oil and gas exploration, drilling and production activities are subject to numerous operating risks, including the possibility of:

•                                          blowouts, fires and explosions;

•                                          personal injuries and death;

•                                          uninsured or underinsured losses;

•                                          unanticipated, abnormally pressured formations;

•                                          uncontrollable flows of oil, gas or well fluids;

•                                          mechanical difficulties, such as stuck oil field drilling and service tools and casing collapses; and

•                                          environmental hazards, such as uncontrollable flows of oil, gas, brine, well fluids, toxic gas or other pollution into the environment, including groundwater contamination.

Any of these operating hazards could cause damage to properties, serious injuries, fatalities, oil spills, discharge of hazardous materials, remediation and clean-up costs, and other environmental damages, which could expose us to liabilities.  The payment of any of these liabilities could reduce, or even eliminate, the funds available for exploration, development, and acquisition or could result in a loss of our properties.  We are not fully insured against all risks, including development and completion risks that are generally not recoverable from third parties or insurance.  In addition, our insurance policies provide limited coverage for losses or liabilities relating to sudden and accidental pollution, but not for other types of pollution.  Our insurance might be inadequate to cover our liabilities.  Our energy package is written on reasonably standard terms and conditions that are generally available to the exploration and production industry.  The insurance market in general and the energy insurance market in particular have been difficult markets over the past several years.  Insurance costs could increase in the future as the insurance industry adjusts to difficult exposures and we may decrease coverage and retain more risk to mitigate future cost increases.  If we incur substantial liability and the damages are not covered by insurance or are in excess of policy limits, or if we incur a liability for a risk at a time when we do not have liability insurance, then our business, financial position, results of operations and cash flows could be materially adversely affected.

We are subject to regulations that are evolving and may cause us to incur substantial costs.

Our activities are subject to federal, state, regional and local laws and regulations.  Extensive laws, regulations and rules regulate activities and operations in the oil and gas industry.  For example, matters subject to regulation and the types of permits required include:

•                                          drilling permits;

•                                          water discharge and disposal permits for drilling operations;

•                                          the amounts and types of substances and materials that may be released into the environment;

•                                          drilling and operating bonds;

•                                          environmental matters and reclamation;

•                                          spacing of wells;

•                                          the use of underground injection wells, which affects the disposal of water from its wells;

•                                          occupational safety and health;

•                                          unitization and pooling of properties;

•                                          air quality, noise levels and related permits;

•                                          rights-of-way and easements;

•                                          reports concerning operations to regulatory authorities;

•                                          calculation and payment of royalties;

•                                          gathering, transportation and marketing of oil and gas;

•                                          taxation; and

•                                          waste disposal.

Under these laws and regulations, we could be liable for:

•                                          personal injuries;

•                                          property damage;

•                                          oil spills;

•                                          discharge or disposal of hazardous materials;

•                                          well reclamation costs;

•                                          surface remediation and clean-up costs;

•                                          fines and penalties;

•                                          natural resource damages; and

•                                          other environmental protection and damages issues.

Environmental and other governmental laws and regulations also increase the costs to plan, permit, design, drill, install, operate and abandon oil and gas wells.  A major risk inherent in our drilling plans is the need to obtain drilling permits from applicable federal, state and local authorities.  Delays in obtaining regulatory approvals or drilling permits for producing and water injection wells, the failure to obtain a drilling permit for a well, or the receipt of a permit with excessive conditions or costs could have a material adverse effect on our ability to explore or develop its properties.  Additionally, the oil and gas regulatory environment could change in ways that might substantially increase the financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, adversely affect our profitability.  Furthermore, we may be put at a competitive disadvantage to larger companies in our industry that can spread these additional costs over a greater number of wells and larger operating area.  Any or all of these contingencies could delay or halt our drilling activities or the construction of ancillary facilities necessary for production, which would prevent us from developing its property interests as planned.  Conditions, delays or restrictions imposed on the management of groundwater produced during drilling could severely limit our operations or make them uneconomic.

Changes in laws and regulations could affect our costs of operations, production levels, royalty obligations, price levels, environmental requirements, and other aspects of our business, including our general profitability.  We are unable to predict changes to existing laws and regulations.  For example, the U.S. Environmental Protection Agency, or the “EPA,” has recently focused on public concerns about the risk of water contamination and public health problems from drilling and hydraulic fracturing activities.  This renewed focus could lead to additional federal and state regulations affecting the oil and gas industry.  There can be no assurance that present or future regulations will not materially adversely affect our business and operations, including that we may be required to suspend drilling operations or shut-in production pending compliance.  Additional regulations or other changes to or reinterpretations of existing laws and regulations could significantly impact our business, results of operations, cash flows, financial position and future growth.

Environmental matters and costs can be significant.

Our oil and gas exploration and production operations are subject to stringent and complex federal, state and local laws and regulations governing health and safety aspects of our operations, the discharge of materials into the environment, the generation, storage, transportation and handling of hazardous materials or otherwise relating to environmental protection.  These laws and regulations may impose numerous obligations that are applicable to our operations including the acquisition of a permit before conducting drilling or underground injection activities; the restriction of types, quantities and concentration of materials that can be released into the environment; the limitation or prohibition of drilling activities on certain lands lying within wilderness, wetlands and other protected areas; the application of specific health and safety criteria addressing worker protection; and the imposition of substantial liabilities for pollution resulting from operations.  Numerous governmental authorities, such as the EPA and analogous state agencies, have the power to enforce compliance with these laws and regulations and the permits issued under them, oftentimes requiring difficult and costly actions.  Failure to comply with these laws and regulations may result in the assessment of sanctions, including administrative, civil or criminal penalties, the imposition of investigatory or remedial obligations, and the issuance of orders limiting or prohibiting some or all of our operations.

There is inherent risk of incurring significant environmental costs and liabilities in the performance of our operations due to our handling of petroleum hydrocarbons and wastes, because of air emissions and wastewater discharges related to its operations, and as a result of historical industry operations and waste disposal practices.

The exploration and production of oil and gas involves many risks concerning equipment and human operational problems that could lead to leaks or spills of petroleum products.  Under certain environmental laws and regulations, we could be subject to strict, joint and several liability for the removal or remediation of previously released materials or property contamination regardless of whether we were responsible for the release or contamination or whether the operations were in compliance with all applicable laws at the time those actions were taken.  Private parties, including the owners of properties upon which our wells are drilled and facilities where ZaZa’s petroleum hydrocarbons or wastes are taken for reclamation or disposal, also may have the right to pursue legal actions to enforce compliance as well as to seek damages for non-compliance with environmental laws and regulations or for personal injury or property or natural resource damages.  Contamination of groundwater by oil and gas drilling, production and related operations may result in fines, penalties, and remediation costs.  In addition, the risk of accidental spills or releases could expose us to significant liabilities that could have a material adverse effect on our business, financial condition or results of operations.  Changes in environmental laws and regulations occur frequently, and any changes that result in more stringent or costly waste control, handling, storage, transport, disposal or cleanup requirements could require us to make significant expenditures to attain and maintain compliance and may otherwise have a material adverse effect on its own results of operations, competitive position or financial condition.

Possible legislation and regulations related to global warming and climate change could have a material adverse effect on our operations and the demand for oil and gas.

In December 2009, the EPA determined that emissions of carbon dioxide, methane, and other greenhouse gases, or GHGs, present an endangerment to public health and the environment because emissions of such gasses are contributing to the warming of the earth’s atmosphere and other climatic changes.  Based on these findings, the EPA recently adopted regulations under existing provisions of the Clean Air Act that require a reduction in emissions of GHGs from motor vehicles and that regulate emissions of GHGs from certain large stationary sources, effective January 2, 2011.  The EPA has published its final rule to address the permitting of GHG emissions from stationary sources under the Prevention of Significant Deterioration, or PSD, and Title V permitting programs, pursuant to which these permitting programs have been tailored to apply to certain stationary sources of GHG emissions in a multi-step process, with the largest sources subject to permitting first.  Facilities required to obtain PSD permits for their GHG emissions also will be required to meet best available control technology standards, which will be established by the states or, in some instances, by the EPA on a case-by-case basis.  Although our current operations do not require PSD or Title V air permits and are not affected by the tailoring rule, the rule may affect us in the future as its operations grow.  Such EPA rulemakings could materially adversely affect our operations and restrict or delay our ability to obtain air permits for new or modified facilities.  As a result of these regulatory initiatives, our operating costs may increase in compliance with these programs.  The EPA has also adopted regulations requiring the reporting of GHG emissions from specified large GHG emission sources in the United States including certain onshore and offshore oil and gas production facilities.  While reporting is not currently required for our existing operations, any expansion of the reporting requirements to broaden the universe of covered operations or lower the threshold of GHG emissions triggering reporting may result in increased operating costs.

In addition, Congress has from time to time considered adopting legislation to reduce emissions of GHGs and almost one-half of the states have already taken legal measures to reduce emissions of GHGs primarily through the planned development of GHG emission inventories and/or regional GHG cap and trade programs.  Most of these cap and trade programs work by requiring either major sources of emissions or major producers of fuels to acquire and surrender emission allowances, with the number of allowances available for purchase reduced each year until the overall GHG emission reduction goal is achieved.  These allowances would be expected to escalate significantly in cost over time.  The adoption of legislation or regulatory programs to reduce emissions of GHGs could require us to incur increased operating costs, such as costs to purchase and operate emissions control systems, to acquire emissions allowances or to comply with new regulatory or reporting requirements.  Any such legislation or regulatory programs could also increase the cost of consuming, and thereby reduce demand for, the oil and gas we produce.  Consequently, legislation and regulatory programs to reduce emissions of GHGs could have a material adverse effect on our business, financial condition and results of operations.  Finally, some scientists have concluded that increasing concentrations of GHGs in the Earth’s atmosphere may produce climate changes that have significant physical effects, such as increased frequency and severity of storms, floods and other climatic events.  If any such effects were to occur, they could have a material adverse effect on our financial condition and results of operations.

Federal and state legislation and regulatory initiatives relating to hydraulic fracturing could result in increased costs and additional operating restrictions or delays and inability to book future reserves.

Hydraulic fracturing involves the injection of water, sand and additives under pressure into rock formations to stimulate hydrocarbon (oil and gas) production.  We engage third parties to provide hydraulic fracturing or other well stimulation services to us in connection with several wells or proposed wells for which we are the operator.  We find that the use of hydraulic fracturing is necessary to produce commercial quantities of oil and gas from many reservoirs where we have significant acreage.  The process is typically regulated by state oil and gas commissions.  However, Congress has considered bills which, if enacted, would repeal an exemption in the federal SDWA for the underground injection of hydraulic fracturing fluids near drinking water sources and could result in additional regulatory burdens, such as permitting, construction, financial assurance, monitoring, recordkeeping and plugging and abandonment requirements.  In addition, several states, including Texas, have adopted rules requiring the reporting and public disclosure of chemicals used in the fracturing process.  The availability of this information could make it easier for third parties opposing the hydraulic fracturing process to initiate legal proceedings based on allegations that specific chemicals used in the fracturing process could adversely affect groundwater.

Hydraulic fracturing impacts and practices have also been the subject of a number of governmental and private studies.  The EPA is conducting an investigation of hydraulic fracturing practices and expects to issue its draft report in 2014.  In April 2012, the Department of Interior, the Department of Energy and the Environmental Protection Agency issued a memorandum outlining the multi-agency collaboration on unconventional oil and gas research in response to the White House Blueprint for a Secure Energy Future and the recommendation of the Secretary of Energy Advisory Board Subcommittee on Natural Gas.  In May 2013, the Department of Interior proposed new regulations governing hydraulic fracturing on federal and Indian lands.  These ongoing studies and proposed rules could lead to initiatives to further regulate hydraulic fracturing, including work done on private lands.  Additional requirements could be imposed, including permitting requirements, financial assurances, public disclosure obligations, monitoring and reporting requirements.  New requirements could increase operating costs and any disclosure requirements could increase the possibility of third-party or governmental legal challenges to hydraulic fracturing.

The EPA has also begun to assert regulatory authority over certain aspects of hydraulic fracturing.  Recently, the EPA asserted federal regulatory authority over hydraulic fracturing involving diesel additives under the SDWA’s Underground Injection Control Program, or the UIC, and has proposed UIC permitting guidance for hydraulic fracturing activities that use diesel fuel in fracturing fluids.  In addition, the EPA has issued new emission standards to reduce VOC emissions from oil and gas exploration and production operations including specific limitations for emissions associated with hydraulic fracturing.  In particular, hydraulically fractured gas wells must comply with reduced emission completion (REC) techniques by January 1, 2015.  Further, the agency has announced that one of its enforcement initiatives for its 2011 to 2013 fiscal years would be to focus on environmental compliance by the energy extraction sector.  Finally, on October 20, 2011, the EPA announced its plan to propose pretreatment standards for wastewater generated during the hydraulic fracturing process and is also contemplating updated water quality criteria (planned for summer of 2014) for chlorides.  These governmental studies of hydraulic fracturing impacts and practices and the EPA’s regulatory and enforcement initiatives could make it more difficult to perform hydraulic fracturing and increase our costs of compliance and doing business.  If hydraulic fracturing becomes regulated at the federal level as a result of federal legislation or regulatory initiatives by the EPA, our fracturing activities could become subject to additional permitting requirements and also to attendant permitting delays and potential increases in costs.  If such permitting requirements delay our drilling activity, our ability to present reserves, and once presented, book reserves, will be delayed as well.

In addition, some states have adopted, and other states are considering adopting, regulations that could impose more stringent permitting, disclosure and well construction requirements on hydraulic fracturing operations as well as possible restrictions on certain air pollutants, such as methane.  For example, Pennsylvania, Colorado, and Wyoming have each adopted a variety of well construction, set back, and disclosure regulations limiting how fracturing can be performed and requiring various degrees of chemical disclosure.  Colorado recently proposed new air quality standards for methane emissions from oil and gas exploration operations.  Texas recently passed a law requiring public disclosure of certain information about chemicals used in the hydraulic fracturing process, and the

Texas Railroad Commission has adopted rules setting forth requirements for such public disclosure.  In addition, the Texas Commission on Environmental Quality recently adopted more stringent air emission and permitting requirements for oil and gas exploration operations in the Barnett Shale.  More stringent air emissions and permitting requirements, as well as wastewater discharge limitations, may be imposed on the areas in which we operate sometime in the future.  These regulations, if adopted, would affect our operations, increase our costs of exploration and production and limit the quantity of oil and gas that we can economically produce.  A major risk inherent in our drilling plans is the need to obtain drilling permits from state and local authorities on a timely basis following leasing.  In addition to the imposition of more stringent regulations at the state and federal level, certain local authorities have passed or are considering moratoria on oil and gas drilling and restrictions on hydraulic fracturing.  Delays in obtaining regulatory approvals, drilling permits, the failure to obtain a drilling permit for a well or the receipt of a permit with unreasonable conditions or costs could have a material adverse effect on our ability to explore or develop its properties.  Additionally, the oil and gas regulatory environment could change in ways that might substantially increase our financial and managerial costs to comply with the requirements of these laws and regulations and, consequently, materially adversely affect our profitability.  Furthermore, these additional costs may put us at a competitive disadvantage compared to larger companies in the industry which can spread such additional costs over a greater number of wells and larger operating staff.

Any increased costs for fracturing or restrictions on the use of fracturing could result in we being unable to economically produce hydrocarbons that we discover, resulting in our inability to book reserves, and materially adversely affecting its future results of operations.

Global financial and economic circumstances may have impacts on our business and financial condition that we currently cannot predict.

Global financial markets may have a material adverse impact on our business and its financial condition, and it may face challenges if conditions in the financial markets are inadequate to finance our activities at a reasonable cost of capital.  While the current economic situation has improved since 2008, continuing concerns over the worldwide economic outlook, geopolitical issues, the availability and costs of credit, and the sovereign debt crisis have contributed to increased volatility in the global financial markets and commodity prices and diminished expectations for the global economy and these conditions could make it more difficult for us to access capital.  In addition, adverse economic circumstances could cause customers, joint owners or other parties with whom we transact business to fail to meet their obligations to us.  Also, worldwide economic conditions could lead to reduced demand for oil and gas, or lower prices for oil and gas, or both, which could have a material negative impact on our revenues, results of operations and financial conditions.

Certain U.S. federal income tax deductions currently available with respect to oil and gas exploration and development may be eliminated as a result of future legislation.

Recently, the President and certain members of Congress have proposed changes in the Code to eliminate certain U.S. federal income tax deductions and credits currently available to oil and gas exploration and production companies.  Such proposed changes include, but are not limited to, (i) the repeal of the percentage depletion allowance for oil and gas properties; (ii) the elimination of current deductions for intangible drilling and development costs; (iii) the elimination of the deduction for certain U.S. production activities; and (iv) an extension of the amortization period for certain geological and geophysical expenditures.  It is unclear, however, whether any such changes will be enacted or, if enacted, how soon such changes would be effective.  The passage of any legislation as a result of the budget proposal or any other similar change in U.S. federal income tax law could eliminate or defer certain tax deductions that are currently available with respect to oil and gas exploration and production, and any such change could negatively affect our financial condition, results of operations and cash flows.

Laws regulating derivatives established under the Dodd-Frank Act and the regulations being promulgated thereunder could adversely affect our ability to manage business and financial risks by reducing the availability of, and increasing our cost of using, derivative instruments as hedges against fluctuating commodity prices and interest rates.

On July 21, 2010 new comprehensive financial reform legislation, known as the Dodd-Frank Wall Street Reform and Consumer Protection Act, (the “Dodd-Frank Act”), was enacted that establishes federal oversight and regulation of the over-the-counter derivatives market and entities that participate in that market.  The Dodd-Frank Act requires the Commodities Futures Trading Commission, (“CFTC”), the SEC and certain prudential regulators, such as the federal regulators of banks and other financial institutions to promulgate rules and regulations implementing the new legislation.

We have not historically entered into hedging transactions.  If we choose to do so, we will be required to comply with certain reporting, recordkeeping, clearing and trade execution requirements (or to take steps to qualify for  exemptions, as applicable, to such requirements) that are set forth in the new legislation.  In addition, new regulations may also require us to comply with margin requirements in connection with our entry into derivatives that are not otherwise cleared on a central clearinghouse, although these margin regulations are not finalized and their application to us is uncertain at this time.  Such new regulatory requirements may increase our costs and decrease our profitability.  Moreover, our counterparties may also be required to post margin on our transactions and comply with minimum capital requirements, which could result in additional costs being passed on to us, thereby negatively affecting our business, results of operations and financial condition.  Other aspects of the Dodd-Frank Act still remain to be finalized, and the CFTC recently has temporarily delayed the compliance dates for a number of the regulations already finalized.  As a result, at this time it is not possible to predict with certainty the full effects of the Dodd-Frank Act and the related CFTC rules on us and the timing of such effects.

To the extent we do enter into derivatives transactions, the Dodd-Frank Act may also require the counterparties to our derivative instruments to spin off some of their derivatives activities to separate entities, which may not be as creditworthy as the current counterparties.  As a result of the Dodd-Frank Act and related regulations the terms of available derivative contracts in the future may be materially different than products available in the past.  Thus, as a result of the Dodd-Frank Act regulatory changes there may be a reduction in the availability of derivatives to protect against risks we encounter, a reduction in our ability to monetize or restructure derivative contracts into which we enter, and an increase in our exposure to less creditworthy counterparties.  If we are not able to cost effectively utilize derivatives to hedge against certain risks related to our operations, our results of operations may become more volatile and our cash flows may be less predictable, which could adversely affect our ability to plan for and fund capital expenditures.

Risks Relating to an Investment in the Notes

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the notes.

Any default under the agreements governing our indebtedness, including a default under our Senior Secured Notes, the Convertible Notes and the Subordinated Notes that is not waived by the required holders of such debt, and the remedies sought by the holders of such indebtedness, could render us unable to pay principal, premium, if any, and interest on the notes and substantially decrease the market value of the notes.  If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness.  In the event of such default, the holders of our indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation.

If our operating performance declines, we may in the future need to obtain waivers from the required holders of our Convertible Notes to avoid being in default.  If we breach our covenants under the indenture governing our Convertible Notes and seek a waiver, we may not be able to obtain a waiver from the required holders.  If this occurs, we would be in default under the indenture governing our Convertible Notes, the holders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

Your right to receive payments on the Notes is effectively subordinated to the rights of our existing and future secured creditors.

The Notes are general senior unsecured obligations that rank equally in right of payment with all of our existing and future unsecured and unsubordinated indebtedness.  The Notes will be effectively subordinated to the Senior Secured Notes that will remain outstanding after this offering to the extent of the value of the assets securing that indebtedness.  In addition, the indenture governing the Notes, subject to some limitations, will permit us to incur additional secured indebtedness and the Notes will be effectively junior to any additional secured indebtedness we may incur.

In the event of our bankruptcy, liquidation, reorganization or other winding up, our assets that secure our secured indebtedness will be available to pay obligations on the Notes only after all secured indebtedness, together with accrued interest, has been repaid in full from our assets.  Likewise, because the Senior Secured Notes remaining outstanding after this offering will be a secured obligation, our failure to comply with the terms of the Senior Secured Notes would entitle the holders of the Senior Secured Notes to declare all the funds borrowed thereunder, together with accrued interest, immediately due and payable.  If we were unable to repay such indebtedness, the holders of the Senior Secured Notes could foreclose on substantially all of our assets that serve as collateral.  In this event, the holders of the Senior Secured Notes would be entitled to be repaid in full from the proceeds of the liquidation of those assets before those assets would be available for distribution to other creditors, including holders of the Notes.  Holders of the Notes will participate in our remaining assets ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the Notes, and potentially with all of our other general creditors.  There may not be sufficient assets remaining to pay amounts due on any or all the Notes then outstanding.

The indenture does not contain financial covenants and does not limit the amount of indebtedness that we may incur.

The indenture under which the Notes will be issued contains no financial covenants or other provisions that would afford the holders of the Notes any substantial protection in the event we participate in a material transaction.  In addition, the indenture does not limit the amount of indebtedness we may incur or our ability to pay dividends, make distributions or repurchase shares of our common stock.  As a result, you are not protected under the indenture in the event of a highly leveraged transaction, reorganization, change of control, restructuring, sale of significant amount of assets, merger or similar transaction that may adversely affect you.

We may issue additional Notes.

Under the terms of the indenture that governs the Notes, we may from time to time without notice to, or the consent of, the holders of the Notes, create and issue additional notes which will be equal in rank to the Notes.

An active trading market for the Notes may not develop, be maintained or be liquid.

The Notes are new securities for which there currently is no established trading market.  We intend to apply for listing of the Notes on the NASDAQ Capital Market.  However, such application may not be approved.  We can give no assurances concerning the liquidity of any market that may develop for the Notes offered hereby, the ability of any investor to sell the Notes, or the price at which investors would be able to sell them.  If a market for the Notes does not develop, investors may be unable to resell the Notes for an extended period of time, if at all.  If a market for the Notes does develop, it may not continue or it may not be sufficiently liquid to allow holders to resell any of the Notes.  Consequently, investors may not be able to liquidate their investment readily, and lenders may not readily accept the Notes as collateral for loans.

The Notes may trade at a discount from their initial issue price or principal amount, depending upon many factors, including prevailing interest rates, the market for similar securities and other factors, including general economic conditions and our financial condition, performance and prospects.  Any decline in trading prices, regardless of cause, may adversely affect the liquidity and trading markets for the Notes.

The Notes will not be rated and we do not intend to seek a rating for the Notes.

We do not intend to have the Notes rated by any rating agency.  Unrated securities usually trade at a discount to similar rated securities.  As a result, there is a risk that the Notes may trade at a price that is lower than they might otherwise trade if rated by a rating agency.  It is possible, however, that one or more rating agencies might independently determine to assign a rating to the Notes.  In addition, we may elect to issue other securities for which we may seek to obtain a rating.  If any ratings are assigned to the Notes in the future or if we issue other securities with a rating, such ratings, if they are lower than market expectations or are subsequently lowered or withdrawn, could adversely affect the market for or the market value of the Notes.

Federal and state statutes could allow courts, under specific circumstances, to avoid the Notes and require noteholders to return payments received from us to a fund for the benefit of our creditors, or subordinate the Notes to other claims of our creditors.

Under Federal bankruptcy law and comparable provisions of state fraudulent transfer laws, the Notes could be avoided, or claims in respect of the Notes could be subordinated to all of our other debts if, among other things, we:

•                  issued the Notes with the intent of hindering, delaying or defrauding any existing or future creditor;

•                  received less than reasonably equivalent value or fair consideration for the issuance of the Notes;

•                  were insolvent or rendered insolvent by reason of such issuance;

•                  were engaged in a business or transaction for which our remaining assets constituted unreasonably small capital;

•                  intended to incur, or believed that we would incur, debts beyond our ability to pay as they mature; or

•                  were a defendant in an action for money damages against such person if, after final judgment, the judgment was unsatisfied.

As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied.  A court would likely find that we did not receive reasonably equivalent value or fair consideration for the Notes if we did not substantially benefit directly or indirectly from the issuance of the Notes.

We cannot be certain as to the standards a court would use to determine whether we were solvent at the relevant time or, regardless of the standard that a court uses, whether the Notes would be subordinated to any of our other debt.  In general, however, a court would deem an entity insolvent if:

•                  the sum of its debts, including contingent and unliquidated liabilities, exceeds its assets, at a fair valuation; or

•                  the present fair saleable value of its assets is less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and matured.

If a court were to avoid the issuance of the Notes as the result of a fraudulent transfer or conveyance, the court could direct that holders of the Notes return any amounts paid under the Note to us or to a fund for the benefit of our creditors, or subordinate the Notes to our other claims.

An increase in market interest rates could result in a decrease in the value of the Notes.

In general, as market interest rates rise, notes bearing interest at a fixed rate decline in value.  Consequently, if you purchase the Notes, and the market interest rates subsequently increase, the market value of your Notes may decline.  We cannot predict the future level of market interest rates.

Redemption may adversely affect your return on the Notes.

We have the right to redeem some or all of the Notes prior to maturity, as described under “Description of Notes—Optional Redemption.”  We may redeem the Notes at times when prevailing interest rates may be relatively low compared to prevailing rates at the time of issuance of the Notes.  Accordingly, you may not be able to reinvest the redemption proceeds in a comparable security at an effective interest rate as high as that of the Notes.

USE OF PROCEEDS

The expected net proceeds from the offering, after deducting the underwriters’ discount and other estimated offering expenses, are approximately $              million.  We intend to use the net proceeds, together with available cash on hand, to pay down up to approximately $                  million of the principal amount of our Senior Secured Notes, which mature on February 21, 2017 and accrue interest at 8% per annum, as well as accrued interest and fees, as part of a refinancing of a portion of our Senior Secured Notes.

Other than described above, we have not yet determined the amount of the remaining net proceeds to be used specifically for any purposes. Accordingly, our management will have significant discretion and flexibility in applying the majority of the net proceeds from this offering. Pending any use as described above, we intend to invest the net proceeds in high-quality, short-term, interest-bearing securities.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013:

•                                          on an actual basis;

•                                          on an as adjusted basis to reflect consummation of the offering; after giving effect to the anticipated application of the proceeds from this offering to pay down up to approximately $                  million of the principal amount of our Senior Secured Notes.

This table is unaudited and should be read in conjunction with the sections “Use of Proceeds,” “Summary Historical Financial Data” and our consolidated financial statements and the notes thereto, which are incorporated by reference into this prospectus.

	As of September 30, 2013
	Actual		As Adjusted
	(dollars in thousands)

Debt, including current maturities
Senior Secured Notes	$22,421		$
Notes offered hereby	—
Convertible Senior Notes	27,267
Subordinated Notes	47,330
Total debt	$97,018		$
Stockholders’ equity
Common stock, $0.01 par value per share 250,000,000 shares authorized; 107,287,481 shares issued and outstanding	$1,073		$
Additional paid-in capital	108,544
Accumulated deficit	(185,705	)(a)
Accumulated other comprehensive income (loss)	(78)
Total stockholders’ equity (deficit)	$(76,166)		$
Total capitalization	$20,852	(b)	$

(a)          Includes an impairment charge in 2013 totaling $102.3 million.

(b)         Excluding the impairment charge described in footnote (a) results in total capitalization of $123.2 million compared to the $20.85 million currently presented.

DESCRIPTION OF NOTES

The Notes will be issued under an indenture dated as of     , 2013, between us and       , as trustee (the “Trustee”), as supplemented by a supplemental indenture dated as of     , 2013 (the “Supplemental Indenture”), setting forth the terms and conditions of the Notes.  We refer to the indenture, as supplemented by the Supplemental Indenture, as the “Indenture.”

Because this section is a summary, it does not describe every aspect of the Notes and the Indenture.  We urge you to read the Indenture because it, and not this description, defines your rights as a holder of the Notes.

General

The Notes will mature on                , 2024.  The principal payable at maturity will be 100.0% of the aggregate principal amount.  The interest rate of the Notes is      % per year and will be paid every January 15, April 15, July 15 and October 15 of each year, commencing on                                                15, 2014, and the regular record dates for interest payments will be every January    , April    , July      and October      commencing             , 2014.  The initial interest period will be the period from and including                , 2014 to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.

We will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.  The Notes will not be subject to any sinking fund and holders of the Notes will not have the option to have the Notes repaid prior to the stated maturity date.

The Indenture does not contain any provisions that give you protection in the event we issue a large amount of debt or we are acquired by another entity or we pay a large dividend to our shareholders.

We have the ability to issue Indenture securities with terms different from the Notes and, without the consent of the holders thereof, to reopen the Notes and issue additional Notes in any amount having the same terms as the Notes in all respects, except for the issue date, the issue price, and the initial interest payment date and rights.  Any such additional Notes will constitute “Notes” for all purposes of the Indenture and will (together with all other Notes issued under the Indenture) constitute a single series of Notes under the Indenture.  If additional Notes are not fungible with the Notes offered hereby for U.S. federal income tax purposes, as applicable, as determined by us, such additional Notes may have a separate CUSIP number.

Optional Redemption

The Notes may be redeemed in whole or in part at any time or from time to time at our option on or after     , 2017 upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments otherwise payable for the then-current quarterly interest period accrued to the date fixed for redemption.

You may be prevented from exchanging or transferring the Notes when they are subject to redemption.  In case any Notes are to be redeemed in part only, the redemption notice will provide that, upon surrender of such Note, you will receive, without a charge, a new Note or Notes of authorized denominations representing the principal amount of your remaining unredeemed Notes.  Any exercise of our option to redeem the Notes will be done in compliance with the Indenture.  If we redeem only some of the Notes, the Trustee will determine the method for selection of the particular Notes to be redeemed in accordance with the Indenture and in accordance with the rules of any national securities exchange or quotation system on which the Notes are listed.  Unless we default in payment of the redemption price, on and after the date of redemption, interest will cease to accrue on the Notes called for redemption.

In addition, if a “Change of Control Event” (as defined in the Supplemental Indenture) occurs at any time prior to January 1, 2017, and ZaZa exercises its right to repurchase the Notes, in whole but not in part, within 90 days of the occurrence of the Change of Control Event then the holders of such Notes will receive a coupon make-whole payment for the Notes being converted.  The coupon make-whole payment will be equal to the sum of the present values of the lesser of a specified number of interest payments or the number of interest payments that would have been payable on such redeemed Notes from the last day through which interest was paid on such Notes through December 31, 2016.

Payment and Paying Agents

We will pay interest to the person listed in the Trustee’s records as the owner of the Notes at the close of business on a particular day in advance of each due date for interest, even if that person no longer owns the Notes on the interest due date.  That day, usually about two weeks in advance of the interest due date, is called the “record date.”  Because we will pay all the interest for an interest period to the holders on the record date, holders buying and selling the Notes must work out between themselves the appropriate purchase price.  The most common manner is to adjust the sales price of the Notes to prorate interest fairly between buyer and seller based on their respective ownership periods within the particular interest period.  This prorated interest amount is called “accrued interest.”

Payments on Global Securities

We will make payments on a global security in accordance with the applicable policies of the depositary as in effect from time to time.  Under those policies, we will make payments directly to the depositary, or its nominee, and not to any indirect holders who own beneficial interests in the global security.  An indirect holder’s right to those payments will be governed by the rules and practices of the depositary and its participants.

Payment When Offices Are Closed

If any payment is due on the Notes on a day that is not a business day, we will make the payment on the next day that is a business day.  Payments made on the next business day in this situation will be treated under the Indenture as if they were made on the original due date.  Such payment will not result in a default under the Notes or the Indenture, and no interest will accrue on the payment amount from the original due date to the next day that is a business day.

Holders should consult their banks or brokers for information on how they will receive payments on the Notes.

Events of Default

You will have rights if an Event of Default occurs with respect to the Notes and the Event of Default is not cured, as described later in this subsection.

The term “Event of Default” with respect to the Notes means any of the following:

•                                          We do not pay the principal of any Note on its due date.

•                                          We do not pay interest on any Note when due, and such default is not cured within 30 days.

•                                          We remain in breach of any other covenant with respect to the Notes for 90 days after we receive a written notice of default stating we are in breach.  The notice must be sent by either the Trustee or holders of at least 25% of the principal amount of the Notes.

•                                          Certain events involving our bankruptcy, insolvency or reorganization.

•                                          Any guarantee under the Indenture is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect, or any guarantor denies or disaffirms its obligations thereunder.

•                                          Any other Event of Default in the Supplemental Indenture.

An Event of Default for a particular series of debt securities does not necessarily constitute an Event of Default for any other series of debt securities issued under the same or any other indenture.  The Trustee may withhold notice to the holders of the Notes of any default, except in the payment of principal, premium or interest, if it considers the withholding of notice to be in the best interests of the holders.

Remedies if an Event of Default Occurs

If an Event of Default has occurred and has not been cured, the Trustee or the holders of at least 25% in principal amount of the Notes may declare the entire principal amount of all the Notes to be due and immediately payable.  In the case of an Event of Default involving our bankruptcy, insolvency or reorganization with respect to us, the principal of, and accrued and unpaid interest on, all notes will automatically become immediately due and payable.  This is called a declaration of acceleration of maturity.  In certain circumstances, a declaration of acceleration of maturity may be canceled by the holders of a majority in principal amount of the Notes.

The Trustee is not required to take any action under the Indenture at the request of any holders unless the holders offer the Trustee protection satisfactory to it from expenses and liability (called an “indemnity”).  If indemnity satisfactory to the Trustee is provided, the holders of a majority in principal amount of the Notes may direct the time, method and place of conducting any lawsuit or other formal legal action seeking any remedy available to the Trustee.  The Trustee may refuse to follow those directions in certain circumstances.  No delay or omission in exercising any right or remedy will be treated as a waiver of that right, remedy or any Event of Default.

Before you are allowed to bypass the Trustee and bring your own lawsuit or other formal legal action or take other steps to enforce your rights or protect your interests relating to the Notes, the following must occur:

•                                          You must give the Trustee written notice that an Event of Default has occurred with respect to the Notes and remains uncured.

•                                          The holders of a majority in principal amount of all the Notes must make a written request that the Trustee take action because of the default and must offer indemnity to the Trustee against the cost and other liabilities of taking that action.

•                                          The Trustee must not have taken action for 60 days after receipt of the above notice and offer of indemnity.

•                                          The holders of a majority in principal amount of the Notes must not have given the Trustee a direction inconsistent with the above notice during that 60 day period.

However, you are entitled at any time to bring a lawsuit for the payment of money due on your Notes on or after the due date.

Holders of a majority in principal amount of the Notes may waive any past defaults other than a default:

•                                          in the payment of principal, any premium or interest; or

•                                          in respect of any provision of the Notes or the Indenture that cannot be modified or amended without the consent of each holder of the Notes.

Holders should consult their banks or brokers for information on how to give notice or direction to or make a request of the Trustee and how to declare or cancel an acceleration of maturity.

Each year, we will furnish to the Trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the Notes, or else specifying any default.

Merger or Consolidation

Under the terms of the Indenture, we are generally permitted to consolidate or merge with another entity.  We are also permitted to sell all or substantially all of our assets to another entity.  However, we may not take any of these actions unless all the following conditions are met:

•                                          Where we merge out of existence or sell our assets, the resulting entity must agree to be legally responsible for our obligations under the Notes and the Indenture.

•                                          The merger or sale of assets must not cause a default on the Notes and we must not already be in default (unless the merger or sale would cure the default).  For purposes of this no-default test, a default would include an Event of Default that has occurred and has not been cured, as described under “Events of Default” above.  A default for this purpose would also include any event that would be an Event of Default if the requirements for giving us notice of default or our default having to exist for a specified period of time were disregarded.

•                                          We must deliver certain certificates and documents to the Trustee.

Modification or Waiver

There are three types of changes we can make to the Indenture and the Notes issued thereunder.

Changes Requiring Your Approval

First, there are changes that we cannot make to the Notes without approval from each affected holder.  The following is a list of those types of changes:

•                                          reduce the principal amount of the Notes whose holders must consent to an amendment, supplement or waiver;

•                                          reduce the principal of or change the fixed maturity of the Notes;

•                                          reduce the rate or change the time of payment of interest, including default interest, on the Notes;

•                                          alter or impair the right to convert at the rate or upon the terms provided in the Indenture;

•                                          make the Notes payable in money other than that stated in the Notes;

•                                          impair a holder’s right to sue us for the enforcement of payments due on the Notes; and

•                                          if the Notes are guaranteed, release any guarantor from any of its obligations under any guarantee or the Indenture, except in accordance with the terms of the Indenture.

Changes Not Requiring Approval

The second type of change does not require any vote by the holders of the Notes.  This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect.

Changes Requiring Majority Approval

Any other change to the Indenture and the Notes would require the following approval:

•                                          If the change affects only the Notes, it must be approved by the holders of a majority in principal amount of the Notes (including any additional Notes).

•                                          If the change affects more than one series of debt securities issued under the same Indenture, it must be approved by the holders of a majority in principal amount of all of the series affected by the change, with all affected series voting together as one class for this purpose.

The holders of a majority in principal amount of a series of debt securities issued under the Indenture may waive our compliance with some of our covenants applicable to that series.  However, we cannot obtain a waiver of a payment default or of any of the matters covered by the bullet points included above under “—Changes Requiring Your Approval.”

Further Details Concerning Voting

When taking a vote, we will use the principal amount that would be due and payable on the voting date if the maturity of the Notes were accelerated to that date because of a default, to decide how much principal to attribute to the Notes.

The Notes will not be considered outstanding, and therefore not eligible to vote, if we have deposited or set aside in trust money for their payment or redemption on and as of such date.  The Notes will also not be eligible to vote if they have been fully defeased as described later under “Defeasance—Full Defeasance.”

We will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to vote or take other action under the Indenture.  If we set a record date for a vote or other action to be taken by holders of the Notes, that vote or action may be taken only by persons who are holders of the Notes on the record date and must be taken within eleven months following the record date.

Holders should consult their banks or brokers for information on how approval may be granted or denied if we seek to change the Indenture or the Notes or request a waiver.

Defeasance

The following provisions will be applicable to the Notes.

Covenant Defeasance

Under applicable law, we can make the deposit described below and be released from some of the restrictive covenants and Events of Default in the Indenture under which the Notes were issued.  This is called “covenant defeasance.”  In that event, you would lose the protection of those restrictive covenants and Events of Default but would gain the protection of having money and government securities set aside in trust to repay your Notes.  In order to achieve covenant defeasance, the following conditions must be satisfied:

•                                          Since the Notes are denominated in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that in the opinion of a nationally recognized firm of independent public accountants will generate enough cash to make interest, principal and any other payments on the Notes on their due dates.

•                                          We must deliver to the Trustee a legal opinion of our counsel confirming that, under current U.S. federal income tax law, we may make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.

•                                          Defeasance must not result in a breach or violation of, or result in a default under, the Indenture or any of our other material agreements or instruments.

•                                          No default or event of default, or event which with notice or lapse of time would become an event of default, with respect to the Notes shall have occurred and be continuing.

•                                          We must deliver to the Trustee a legal opinion and officers’ certificate stating that all conditions precedent to covenant defeasance have been complied with and stating that the deposit was not made by us with the intent of preferring the holders of the Notes over our other creditors with the intent of defeating, hindering, delaying or defrauding any of our creditors or others.

If we accomplish covenant defeasance, you can still look to us for repayment of the Notes if there were a shortfall in the trust deposit or the Trustee is prevented from making payment.

Full Defeasance

If there is a change in U.S. federal tax law, as described below, we can legally release ourselves from all payment and other obligations on the Notes of a particular series (called “full defeasance”) if the following conditions are satisfied in order for you to be repaid:

•                                          Since the Notes are in U.S. dollars, we must deposit in trust for the benefit of all holders of the Notes a combination of money and U.S. government or U.S. government agency notes or bonds that in the opinion of a nationally recognized firm of independent public accountants will generate enough cash to make interest, principal and any other payments on the Notes on their various due dates.

•                                          We must deliver to the Trustee a legal opinion confirming that there has been a change in current U.S. federal tax law or an IRS ruling that allows us to make the above deposit without causing you to be taxed on the Notes any differently than if we did not make the deposit and just repaid the Notes ourselves at maturity.  Under current U.S. federal tax law, the deposit and our legal release from the Notes would be treated as though we paid you your share of the cash and notes or bonds at the time the cash and notes or bonds were deposited in trust in exchange for the Notes and you would recognize gain or loss on the Notes at the time of the deposit.

•                                          Defeasance must not result in a breach or violation of, or constitute a default under, the Indenture or any of our other material agreements or instruments.

•                                          No default or event of default, or event which with notice or lapse of time would become an event of default, with respect to the Notes shall have occurred and be continuing.

•                                          We must deliver to the Trustee a legal opinion and officers’ certificate stating that all conditions precedent to defeasance have been complied with and stating that the deposit was not made by us with the intent of preferring the holders of the Notes over our other creditors with the intent of defeating, hindering, delaying or defrauding any of our creditors or others.

If we ever did accomplish full defeasance, as described above, you would have to rely solely on the trust deposit for repayment of the Notes.  You could not look to us for repayment in the unlikely event of any shortfall.  Conversely, the trust deposit would most likely be protected from claims of our lenders and other creditors if we ever became bankrupt or insolvent.

Other Covenants

In addition to any other covenants described in this prospectus, we have also agreed that if, at any time, we are not subject to the reporting requirements of Sections 13 or 15(d) of the Exchange Act to file any periodic reports with the SEC, we agree to file with the SEC, to the extent permitted under the Exchange Act, the annual reports, quarterly reports and other documents which we would have been required to file with the SEC if we were so subject, on or before the filings dates which we would have been required file such documents if we were so subject.

Resignation of Trustee

The Trustee may resign or be removed with respect to the Notes provided that a successor trustee is appointed to act with respect to the Notes.

Indenture Provisions—Subordination and Senior Indebtedness

The Notes will be our direct unsecured obligations and will rank:

•                                          pari passu with our future senior unsecured indebtedness;

•                                          senior to our existing long-term debentures and any of our future indebtedness that expressly provides it is subordinated to the Notes;

•                                          effectively subordinated to all of our existing and future secured indebtedness (including indebtedness that is initially unsecured to which we subsequently grant security), to the extent of the value of the assets securing such indebtedness, including our borrowings under repurchase agreements; and

•                                          structurally subordinated to all existing and future indebtedness and other obligations of any of our subsidiaries.

Listing

We intend to apply to list the Notes on the NASDAQ Capital Market under the symbol “    .”  If approved for listing, we expect trading in the Notes to begin within 30 days after the original issue date of the Notes.

Trading Characteristics

We expect the Notes to trade “flat,” meaning that purchasers will not pay, and sellers will not receive, any accrued and unpaid interest on the Notes that is not included in the trading price.  Any portion of the trading price of a Note that is attributable to accrued and unpaid interest will be treated as ordinary interest income for U.S. federal income tax purposes and will not be treated as part of the amount realized for purposes of determining gain or loss for U.S. federal income tax purposes on the disposition of the Note.

Sinking Fund

The Notes are not entitled to any sinking fund payments.

Book-Entry Procedures

The Notes will be represented by global securities that will be deposited and registered in the name of DTC or its nominee.  This means that, except in limited circumstances, you will not receive certificates for the Notes.  Beneficial interests in the Notes will be represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC.  Investors may elect to hold interests in the Notes through either DTC, if they are a participant, or indirectly through organizations that are participants in DTC.

The Notes will be issued as fully registered securities registered in the name of Cede & Co. (DTC’s partnership nominee) or such other name as may be requested by an authorized representative of DTC.  One fully-registered certificate will be issued for the Notes, in the aggregate principal amount of such issue, and will be deposited with DTC.  Interests in the Notes will trade in DTC’s Same Day Funds Settlement System, and any permitted secondary market trading activity in such Notes will, therefore, be required by DTC to be settled in immediately available funds.  None of ZaZa, the Trustee or the Paying Agent will have any responsibility or liability for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.  Beneficial interests in any of the Notes will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances.  Investors may elect to hold interests in a global note through either DTC (in the United States) or Clearstream Banking, société anonyme, or Euroclear Bank S.A./N.V., as operator of the Euroclear System (in Europe).  Clearstream and Euroclear will hold interests on behalf of their participants through customers’ securities accounts in Clearstream’s and Euroclear’s names on the books of their U.S. depositaries, which in turn will hold such interests in customers’ securities accounts in the U.S. depositaries’ names on the books of DTC.

DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.  DTC holds and provides asset servicing for over 3.5 million issues of U.S. and non-U.S. equity, corporate and municipal debt issues, and money market instruments from over 100 countries that DTC’s participants (“Direct Participants”) deposit with DTC.  DTC also facilitates the post-trade settlement among Direct Participants of sales and other securities transactions in deposited securities through electronic computerized book-entry transfers and pledges between Direct Participants’ accounts.

This eliminates the need for physical movement of securities certificates.  Direct Participants include both U.S. and non-U.S. securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations.  DTC is a wholly owned subsidiary of The Depository Trust & Clearing Corporation (“DTCC”).

DTCC is the holding company for DTC, National Securities Clearing Corporation and Fixed Income Clearing Corporation, all of which are registered clearing agencies.  DTCC is owned by the users of its regulated subsidiaries.  Access to the DTC system is also available to others such as both U.S. and non-U.S. securities brokers and dealers, banks, trust companies and clearing corporations that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly (“Indirect Participants”).  DTC has Standard & Poor’s Ratings Services’ highest rating:  AAA.  The DTC Rules applicable to its participants are on file with the SEC.  More information about DTC can be found at www.dtcc.com and www.dtc.org.

Purchases of the Notes under the DTC system must be made by or through Direct Participants, which will receive a credit for the Notes on DTC’s records.  The ownership interest of each actual purchaser of each security, or the “Beneficial Owner,” is in turn to be recorded on the Direct and Indirect Participants’ records.  Beneficial Owners will not receive written confirmation from DTC of their purchase.  Beneficial Owners are, however, expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction.  Transfers of ownership interests in the Notes are to be accomplished by entries made on the books of Direct and Indirect Participants acting on behalf of Beneficial Owners.  Beneficial Owners will not receive certificates representing their ownership interests in the Notes, except in the event that use of the book-entry system for the Notes is discontinued.

To facilitate subsequent transfers, all Notes deposited by Direct Participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. or such other name as may be requested by an authorized representative of DTC.  The deposit of the Notes with DTC and their registration in the name of Cede & Co. or such other DTC nominee do not effect any change in beneficial ownership.  DTC has no knowledge of the actual Beneficial Owners of the Notes; DTC’s records reflect only the identity of the Direct Participants to whose accounts the Notes are credited, which may or may not be the Beneficial Owners.  The Direct and Indirect Participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

Redemption notices shall be sent to DTC.  If less than all of the Notes within an issue are being redeemed, DTC’s practice is to determine by lot the amount of the interest of each Direct Participant in such issue to be redeemed.

Redemption proceeds, distributions, and interest payments on the Notes will be made to Cede & Co., or such other nominee as may be requested by an authorized representative of DTC.  DTC’s practice is to credit Direct Participants’ accounts upon DTC’s receipt of funds and corresponding detail information from us or the Trustee on the payment date in accordance with their respective holdings shown on DTC’s records.  Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such Participant and not of DTC nor its nominee, the Trustee, or us, subject to any statutory or regulatory requirements as may be in effect from time to time.  Payment of redemption proceeds, distributions, and interest payments to Cede & Co. (or such other nominee as may be requested by an authorized representative of DTC) is the responsibility of us or the Trustee, but disbursement of such payments to Direct Participants will be the responsibility of DTC, and disbursement of such payments to the Beneficial Owners will be the responsibility of Direct and Indirect Participants.

DTC may discontinue providing its services as securities depository with respect to the Notes at any time by giving reasonable notice to us or to the Trustee.  Under such circumstances, in the event that a successor securities depository is not obtained, certificates are required to be printed and delivered.  We may decide to discontinue use of the system of book-entry-only transfers through DTC (or a successor securities depository).  In that event, certificates will be printed and delivered to DTC.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable, but neither we nor the trustee takes responsibility or assumes any liability for the accuracy thereof.

DESCRIPTION OF OTHER INDEBTEDNESS

Our long-term debt includes 8.00% Senior Secured Notes due 2017 (the “Senior Secured Notes”), 9.00% Convertible Senior Notes due 2017 (the “Convertible Senior Notes”) and 8.00% Subordinated Notes due 2017 (the “Subordinated Notes”).  The fair market values of debt, Warrants associated with the Senior Secured Notes and embedded conversion option associated with Convertible Senior Notes are disclosed in Note 8 — Fair Value Measurement in the notes to our consolidated interim financial statements in our Quarterly Report on Form 10-Q for the Quarter ended September 30, 2013.

Our long-term debt consists of the following:

	September 30,	December 31,
	2013	2012

Senior Secured Notes - Principal	$26,770	$33,200
Senior Secured Notes - Discount	(4,349)	(9,553)
Senior Secured Notes - Net of discount (a)	22,421	23,647

Convertible Senior Notes - Principal	40,000	40,000
Convertible Senior Notes - Discount	(12,733)	(14,702)
Convertible Senior Notes - Net of discount (b)	27,267	25,298

Subordinated notes	47,330	47,330
Total debt	97,018	96,275

Less: current portion (c)	(9,858)	(25,298)
Total long-term debt	$87,160	$70,977

(a) The Senior Secured Notes original issuance discount is amortized to the principal amount through the date of the first put right on February 21, 2017 using the effective interest rate method and rate of 12.8%.

(b) The Convertible Senior Notes original issuance discount is amortized to the principal amount through maturity on August 1, 2017 using the effective interest rate method and rate of 19.0%.

(c) The Convertible Senior Notes are convertible, at the option of the holder, into shares of ZaZa’s common stock.  The initial conversion rate equates to an initial conversion price of $2.50 per share.  Due to certain limitations under the indenture regarding ZaZa’s ability to settle the conversion in shares, the debt was classified as current until May 30, 2013.  As of May 30, 2013, shareholder approval of the issuance of common stock in excess of 20% of the outstanding shares allowed us to classify the debt as long-term.  We classified $9.9 million of our Senior Secured Notes as current as of September 30, 2013 consisting of principal of $11.8 million and a discount of $1.9 million pursuant to Amendment No. 5 to the Securities and Purchase Agreement, as defined below.

Sale of Senior Secured Notes and Warrants

The Senior Secured Notes will mature on February 21, 2017.  The Senior Secured Notes are guaranteed by all domestic subsidiaries of ZaZa Energy Corporation and are secured by a first-priority lien on substantially all of the assets of ZaZa.  To the extent such assets include stock of foreign subsidiaries of ZaZa Energy Corporation, only 65% of such foreign subsidiary stock is pledged as security for the Senior Secured Notes.  Subject to certain adjustments set forth in the securities purchase agreement, dated February 21, 2012, under which the Senior Secured Notes were issued (as amended, the “Securities Purchase Agreement”), interest on the Senior Secured Notes accrues at 8% per annum, payable quarterly in cash.  After giving effect to the shares issued to the entities controlled by Todd A. Brooks, John E. Hearn Jr. and Gaston L. Kearby, the former managing members of ZaZa LLC (the “ZaZa LLC Members”) and the former stockholders of Toreador in the Combination, the Warrants initially represented approximately 20.6% of the outstanding shares of Common Stock on an as-exercised and fully-diluted basis.  As of September 30, 2013, because of anti-dilution provisions in the Warrants, there were 27,433,244 Warrants with an exercise price of $1.98 per share and an expiration date of August 31, 2020 outstanding.

On March 28, 2013, we entered into Amendment No. 5 to the Securities Purchase Agreement (“Amendment No. 5”).  Under Amendment No. 5, we agreed to make a prepayment on the Senior Secured Notes with the proceeds of an asset sale, which prepayment had previously been deferred, of approximately $4.6 million.  Amendment No. 5 also provides for:

(a)                                 revisions to the prepayment provisions to permit ZaZa to voluntarily prepay the Senior Secured Notes at 105% of their principal amount plus accrued and unpaid interest, if the aggregate principal amount of the Senior Secured Notes exceeds $25.0 million, at 103% if the aggregate principal amount of the Senior Secured Notes exceeds $15.0 million, and at 100% if the aggregate principal amount of the Senior Secured Notes are $15.0 million or less;

(b)                                 ZaZa to make a prepayment to pay down the principal amount of the Senior Secured Notes to $15.0 million by February 28, 2014, and a provision that if the Senior Secured Notes have not been repaid in full by February 28, 2014, the interest rate will increase from 8% to 10% per annum;

(c)                                  ZaZa to offer to make a prepayment on the Senior Secured Notes if ZaZa sells some of its acreage in Sweet Home or ZaZa receives the release of certain escrow funds, which funds were placed in escrow for the benefit of Hess in connection with ZaZa’s sale of its French subsidiary, but solely to the extent to reduce the principal amount of the Senior Secured Notes to a maximum of $15.0 million;

(d)                                 revision of consent rights on all joint ventures involving oil and gas properties to permit our recently announced joint venture in the Eaglebine/Eagle Ford East and to permit joint ventures in Hackberry and Sweet Home as long as 10% of the gross proceeds in excess of $10.0 million are used to pay down the principal amount of the Senior Secured Notes;

(e)                                  the modification of the asset sale covenants to require (i) only 10% of the gross proceeds from asset sales in the Eaglebine/Eagle Ford East to be used to pay down the principal amount of the Senior Secured Notes, (ii) only 10% of the net proceeds from the sale of the Moulton properties to be used to pay down the principal amount of the Senior Secured Notes, and (iii) only 10% of the gross proceeds from asset sales in the Eagle Ford assets to be used to pay down the principal amount of the Senior Secured Notes until such time as the principal amount of the Senior Secured Notes has been paid down to $15.0 million, whereupon no such paydown shall be required;

(f)                                   the exercise price of the Warrants to be reduced to $2.00 per share and the exercise period was extended to August 21, 2020; and

(g)                                  the amendment of certain provisions of the lockup agreement entered into in connection with the Securities Purchase Agreement to permit certain additional categories of transfers.

On August 21, 2013, ZaZa entered into a stock purchase agreement with Todd A. Brooks under which Mr. Brooks purchased 1,500,000 shares of our common stock.  As a result of anti-dilution provisions in the Warrants, Mr. Brook’s purchase of common stock resulted in an increase in the number of outstanding shares of our common stock represented by the Warrants from 27,226,223 to 27,433,244 and a reduction of the exercise price per share of common stock under the Warrants to $1.98 per share.

Convertible Senior Notes

ZaZa has $40,000,000 aggregate principal amount of Convertible Senior Notes.  The Convertible Senior Notes are the senior, unsecured obligations of ZaZa, bear interest at a fixed rate of 9.0% per year, payable semiannually in arrears and mature August 1, 2017 unless earlier converted, redeemed or repurchased.  All current and future domestic restricted subsidiaries (as defined in the indenture) of ZaZa Energy Corporation, except for immaterial subsidiaries, jointly and severally guarantee the Convertible Senior Notes on a senior unsecured basis.  ZaZa is able to designate a restricted subsidiary as an unrestricted subsidiary under specified conditions.

The Convertible Senior Notes are convertible, at the option of the holder, at any time prior to the close of business on the second business day immediately preceding the maturity date, into shares of ZaZa’s common stock, par value $0.01 per share, and cash in lieu of fractional shares of common stock.  The initial conversion rate, subject to adjustment, is 400 shares per $1,000 principal of the Convertible Senior Note, reflecting a conversion premium of approximately 32.28% of the closing price of ZaZa’s common stock on the pricing date of the offering, which equated to an initial conversion price of $2.50 per share.  Additionally, if a holder of Convertible Senior Notes converts some or all of its Convertible Senior Notes after May 1, 2013 but prior to August 1, 2017, in addition to receiving shares of ZaZa’s common stock, such holder will receive a coupon make-whole payment for the Convertible Senior Notes being converted.  The coupon make-whole payment will be equal to the sum of the present values of the lesser of five semi-annual interest payments or the number of semi-annual interest payments that would have been payable on such converted Convertible Senior Notes from the last day through which interest was paid on the Convertible Senior Notes through July 31, 2017.  ZaZa may elect to pay such make-whole payment in either cash or shares of common stock, and if paid in shares of common stock, then the stock will be valued at 95% of the simple average of the daily volume weighted average prices for the common stock for the 10 trading days ending on and including the trading day immediately preceding the conversion date.

Subordinated Notes

In February 2012, we issued the Subordinated Notes in an aggregate amount of approximately $47.33 million to the ZaZa LLC Members and the principals thereof, Todd A. Brooks, John E. Hearn Jr. and Gaston L. Kearby.  These Subordinated Notes accrue interest at a rate of 8% per annum payable monthly in cash, and mature on August 21, 2017.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a discussion of the material U.S. federal income tax consequences of the ownership and disposition of the Notes to beneficial owners of the Notes. This discussion is based upon the Code, the U.S. Treasury regulations promulgated thereunder, administrative pronouncements and judicial decisions, all as of the date hereof and all of which are subject to change, possibly on a retroactive basis.

This discussion applies only to beneficial owners that acquire the Notes in connection with their initial issuance at their initial offering price and hold the Notes as “capital assets” within the meaning of section 1221 of the Code. This discussion does not address all aspects of U.S. federal income taxation that might be important to particular investors in light of their individual circumstances or the U.S. federal income tax consequences applicable to special classes of taxpayers, such as banks and other financial institutions, insurance companies, real estate investment trusts, regulated investment companies, tax-exempt organizations, partnerships (or entities properly classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, persons liable for U.S. federal alternative minimum tax, U.S. Holders (as defined below) whose functional currency is not the U.S. dollar, former citizens or residents of the United States and persons holding the Notes as part of a hedging or conversion transaction or a straddle. The discussion does not address any U.S. federal estate or gift, foreign, state, local or non-income tax consequences of the ownership or disposition of the Notes to beneficial owners of the Notes.

As used in this prospectus, the term “U.S. Holder” means a beneficial owner of a Note that is for U.S. federal income tax purposes:

•                  a citizen or individual resident of the United States;

•                  a corporation created or organized in or under the laws of the United States, any state within the United States, or the District of Columbia;

•                  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•                  a trust, if (i) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (as defined in the Code) have the authority to control all substantial decisions of the trust, or (ii) in the case of a trust that was treated as a domestic trust under the laws in effect before 1997, a valid election is in place under applicable U.S. Treasury regulations to treat such trust as a domestic trust.

The term “Non-U.S. Holder” means any beneficial owner of a Note that is not a U.S. Holder and is not a partnership or other entity properly classified as a partnership for U.S. federal income tax purposes. For the purposes of this prospectus, U.S. Holders and Non-U.S. Holders are referred to collectively as “Holders.”

If a partnership or other entity properly classified as a partnership for U.S. federal income tax purposes is a beneficial owner of a Note, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the entity. Such entities and partners in such entities should consult their own tax advisors about the U.S. federal income and other tax consequences of the ownership and disposition of a Note.

Holders should consult their own tax advisors regarding the application of the U.S. federal income tax laws to their particular situations and the consequences under U.S. federal estate or gift tax laws, as well as foreign, state or local laws and tax treaties, and the possible effects of changes in tax laws.

Characterization of the Notes

The determination of whether a security should be classified as indebtedness or equity for U.S. federal income tax purposes requires a judgment based on all relevant facts and circumstances.  There is no statutory, judicial or administrative authority that directly addresses the U.S. federal income tax treatment of securities similar to the Notes.  We agree, and by acquiring the Notes each beneficial owner of a Note will agree, to treat the Notes as indebtedness for all U.S. federal, state and local tax purposes.  The following discussion assumes such treatment.

However, there can be no assurance that the IRS or a court will agree with this determination.  No ruling is being sought from the IRS on any of the issues discussed herein.  You should consult your tax advisor regarding the tax consequences to you if the Notes were to be treated as equity rather than indebtedness for U.S. federal income tax purposes.

U.S. Federal Income Taxation of U.S. Holders

Payments of Interest

Stated interest on Notes beneficially owned by a U.S. Holder generally will be taxable as ordinary interest income at the time payments are accrued or are received in accordance with the U.S. Holder’s regular method of accounting for U.S. federal income tax purposes.

Sale, Exchange or Redemption of the Notes

Upon the sale, exchange, redemption or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference, if any, between (i) the amount realized upon the sale, exchange, redemption or other taxable disposition, other than amounts attributable to accrued and unpaid interest (which will be taxed as ordinary interest income to the extent such interest has not been previously included in income), and (ii) the U.S. Holder’s adjusted tax basis in the Note. The amount realized by a U.S. Holder is the sum of cash plus the fair market value of all other property received on such sale, exchange, redemption or other taxable disposition. A U.S. Holder’s adjusted tax basis in a Note generally will be its cost for the Note.

The gain or loss a U.S. Holder recognizes on the sale, exchange, redemption or other taxable disposition of a Note generally will be capital gain or loss. Such gain or loss generally will be long-term capital gain or loss if a U.S. Holder has held the Note for more than 12 consecutive months. For non-corporate U.S. Holders, long-term capital gains are currently taxed at a lower rate than ordinary income. The deductibility of capital losses is subject to limitations. A U.S. Holder should consult its own tax advisor regarding the deductibility of capital losses in its particular circumstances.

Tax on Net Investment Income

A 3.8% tax will be imposed on a portion or all of the net investment income of certain individuals with a modified adjusted gross income in excess of a certain threshold (which will be between $125,000 and $250,000 depending on the individual’s circumstances) and on the undistributed net investment income of certain estates and trusts. For these purposes, “net investment income” generally will include interest (including interest paid with respect to a Note), dividends, annuities, royalties, rents, net gain attributable to the disposition of property not held in a trade or business (including net gain from the sale, exchange, redemption or other taxable disposition of a Note) and certain other income, but will be reduced by any deductions properly allocable to such income or net gain. U.S. Holders should consult their own tax advisors regarding the implications of the net investment income tax in their particular circumstances.

Backup Withholding and Information Reporting

In general, a U.S. Holder that is not an “exempt recipient” will be subject to U.S. federal backup withholding at the applicable rate with respect to payments on its Notes and the proceeds of a sale, exchange, redemption or other taxable disposition of its Notes, unless the U.S. Holder provides its taxpayer identification number to the paying agent and certifies, under penalties of perjury, that it is not subject to backup withholding on an Internal Revenue Service (the “IRS”) Form W-9 (Request for Taxpayer Identification Number and Certification) or a suitable substitute form and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a U.S. Holder may be allowed as a credit against such U.S. Holder’s U.S. federal income tax liability and may entitle such U.S. Holder to a refund, provided the required information is furnished to the IRS in a timely manner. In addition, payments on Notes made to, and the proceeds of a sale or other taxable disposition by, a U.S. Holder that is not an exempt recipient generally will be subject to information reporting requirements.

U.S. Federal Income Taxation of Non-U.S. Holders

Payments of Interest

Subject to the discussion below under “—Backup Withholding and Information Reporting,” a Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on interest paid on its Notes so long as:

•                  the Non-U.S. Holder does not actually or constructively own 10% or more of the total combined voting power of all of our stock entitled to vote;

•                  the Non-U.S. Holder is not a “controlled foreign corporation” that is related to us, actually or by attribution, through stock ownership; and

•                  either (i) the Non-U.S. Holder certifies under penalties of perjury on IRS Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding) or a suitable substitute form that it is not a United States person (as defined in the Code), and provides its name, address, and U.S. taxpayer identification number, if any, or (ii) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the Notes on behalf of the Non-U.S. Holder certifies under penalties of perjury that the certification referred to in clause (i) has been received from the Non-U.S. Holder, and furnishes a copy thereof.

Except as described below under “—Effectively Connected Income,” a Non-U.S. Holder that does not qualify for exemption from withholding as described above generally will be subject to withholding of U.S. federal income tax at a rate of 30% on payments of interest on the Notes. A Non-U.S. Holder may be entitled to the benefits of an income tax treaty under which interest on the Notes is subject to a reduced rate of U.S. withholding tax or is exempt from U.S. withholding tax, in which case the Non-U.S. Holder will be required to furnish a properly completed and executed IRS Form W-8BEN claiming the reduction or exemption and comply with any other applicable procedures.

Special rules regarding exemption from, or reduced rates of, U.S. withholding tax may apply in the case of Notes held by partnerships or certain types of trusts. Partnerships and trusts that are prospective purchasers should consult their tax advisors regarding special rules that may be applicable in their particular circumstances.

Sale, Exchange or Redemption of the Notes

Generally, gain recognized by a Non-U.S. Holder on the sale, exchange, redemption or other taxable disposition of a Note will be exempt from U.S. federal income and withholding tax, unless:

•                  the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States); or

•                  the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year, and certain other conditions are met.

Effectively Connected Income

If interest, gain or other income recognized by a Non-U.S. Holder on a Note is “effectively connected” with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if a treaty applies, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States), the Non-U.S. Holder will not be subject to the withholding tax discussed above, although the Non-U.S. Holder will be required to provide a properly completed and executed IRS Form W-8ECI (Certificate of Foreign Person’s Claim That Income Is Effectively Connected With the Conduct of a Trade or Business in the United States) to avoid the withholding tax. The Non-U.S. Holder generally will be subject to U.S. federal income tax on such interest, gain or other income as if it were a United States person (as defined in the Code). In addition to such U.S. federal income tax, if the Non-U.S. Holder is a corporation, it may be subject to an additional 30% (or such lower rate as may be provided for under an applicable treaty) branch profits tax.

Tax on Net Investment Income

While the tax described above under “—U.S. Holders—Tax on Net Investment Income” is not currently applicable to Non-U.S. Holders, the preamble to the proposed regulations implementing this tax provides that foreign estates and trusts with U.S. beneficiaries may be subject to this tax pursuant to final regulations. Any Non-U.S. Holder that is a foreign estate or trust should consult its tax advisor regarding the applicability of the tax to any of its income or gains with respect to the Notes.

Backup Withholding and Information Reporting

The amount of interest on a Note that is paid to a Non-U.S. Holder and the tax, if any, withheld with respect to such interest must be reported annually to the IRS. These reporting requirements apply regardless of whether U.S. withholding tax on such payments was reduced or eliminated by any applicable tax treaty or otherwise. Copies of the information returns reporting those payments and the amounts withheld may also be made available to the tax authorities in the country where a Non-U.S. Holder is a resident under the provisions of an applicable income tax treaty or agreement.

Under some circumstances, U.S. Treasury regulations require backup withholding and additional information reporting on payments of interest and other “reportable payments.” Such backup withholding and additional information reporting will not apply to payments on the Notes made to a Non-U.S. Holder if the certification described above under “—Payments of Interest” or “—Effectively Connected Income” is received from the Non-U.S. Holder.

Backup withholding and information reporting generally will not apply to payments of proceeds from the sale or other disposition of a Note made to a Non-U.S. Holder by or through the foreign office of a broker. However, information reporting requirements, and possibly backup withholding, will apply if such broker is, for U.S. federal income tax purposes, a United States person (as defined in the Code) or has certain other enumerated connections with the United States, unless such broker has documentary evidence in its records that the Non-U.S. Holder is not a United States person (as defined in the Code) and certain other conditions are met, or the Non-U.S. Holder otherwise establishes an exemption. Payments of proceeds from the sale or other disposition of a Note made to a Non-U.S. Holder by or through the U.S. office of a broker are subject to information reporting and backup withholding at the applicable rate unless the Non-U.S. Holder certifies, under penalties of perjury, that it is not a United States person (as defined in the Code) and satisfies certain other conditions or otherwise establishes an exemption. The certification procedures described above with respect to interest in the preceding paragraph will avoid backup withholding on payments of proceeds from the sale or other disposition of a Note. Backup withholding is not an additional tax. A Non-U.S. Holder may obtain a refund or credit against its U.S. federal income tax liability of any amounts withheld under the backup withholding rules, provided the required information is furnished to the IRS in a timely matter.

Non-U.S. Holders should consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedures for obtaining such an exemption, if available.

The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a Holder’s particular situation. Prospective purchasers of Notes should consult their own tax advisors with respect to the tax consequences to them of the ownership and disposition of the Notes, including the tax consequences under state, local, estate, foreign and other tax laws and tax treaties and the possible effects of changes in U.S. or other tax laws.

UNDERWRITING

In accordance with the terms and conditions contained in the underwriting agreement, dated the date of this prospectus, between us and MLV & Co. LLC, on its own behalf and as the representative of the several underwriters, we have agreed to issue and sell to the public through the underwriters, and the underwriters have agreed to offer and sell, up to $         aggregate principal amount of Notes, on a best efforts basis.

The underwriting agreement provides that the obligation of the underwriters to offer and sell the Notes, on a best efforts basis, is subject to certain conditions precedent, including but not limited to delivery of legal opinions.  The underwriters are under no obligation to purchase any Notes for their own account.  As a “best efforts” offering, there can be no assurance that the offering contemplated hereby will ultimately be consummated.  The underwriters may, but are not obligated to, retain other selected dealers that are qualified to offer and sell the Notes and that are members of the Financial Industry Regulatory Authority.

We will have no obligation to sell any Notes to the underwriters unless, upon issuance, the Notes would be eligible for listing on the NASDAQ Capital Market.

We have been advised by the representative of the underwriters that the underwriters propose to offer the Notes to investors at the public offering price set forth on the cover of this prospectus.  There is no arrangement for funds to be received in escrow, trust or similar arrangement.  In connection with the offer and sale of the Notes by the underwriters, we will pay the underwriters an amount equal to 7% of the gross proceeds received by us in connection with the sale of the Notes, which will be deemed underwriting commissions.  We have also agreed to pay the underwriters certain expense reimbursements relating to the offering in an amount up to $125,000.

A copy of the underwriting agreement will be filed as an exhibit to the registration statement of which this prospectus forms a part.

Any Notes sold by the underwriters to securities dealers will be sold at the public offering price less a selling concession not in excess of $        per Note.

We estimate that our portion of the total expenses of this offering, exclusive of the underwriting commissions described above but including reimbursement of certain expenses of the underwriters, will be approximately $       .

We are not under any contractual obligation to engage any of the underwriters to provide investment banking, lending, asset management or financial advisory services to us in the future.  If any of the underwriters provide such services to us after this offering, we may pay such underwriter fair and reasonable fees that would be determined at that time in an arm’s length negotiation.

Selling Restrictions

European Economic Area

This document is not a prospectus for the purposes of the Prospectus Directive (as defined below).

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (as defined below) (each, a Relevant Member State) with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State, or the Relevant Implementation Date, an offer to the public of any Notes which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State other than:

(a)                                 to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)                                 to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive (as defined below), 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the Representatives for any such offer; or

(c)                                  in any other circumstances fully within Article 3(2) of the Prospectus Directive,

provided that no such offer of the Notes shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this subsection, (i) the expression an “offer to the public” in relation to any Notes in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the Notes to be offered so as to enable an investor to decide to purchase or subscribe for the Notes, as the same may be varied in that Relevant Member State by any measure implementing the Prospectus Directive in that Relevant Member State, (ii) the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and (iii) the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive, which we refer to as Qualified Investors, that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, which we refer to as the Order, (ii) high net worth entities, falling within Article 49(2)(a) to (d) of the Order, or (iii) any other person to whom it may lawfully be communicated pursuant to the Order, all such persons which we refer to together as relevant persons.  This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom.  Any investment activity to which this prospectus relates will only be available to, and will only be engaged with, relevant persons.  Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

All applicable provisions of the Financial Services and Markets Act 2000 (as amended) must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom.

Switzerland

This document, as well as any other material relating to the Notes which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations.  The Notes will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the Notes, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of the SIX Swiss Exchange.  The Notes are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the Notes with the intention to distribute them to the public.  The investors will be individually approached by the issuer from time to time.  This document, as well as any other material relating to the Notes, is personal and confidential and do not constitute an offer to any other person.  This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer.  It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make with respect to any of these liabilities.

Electronic Offer, Sale and Distribution of Notes

This prospectus in electronic format may be made available on websites maintained by one or more of the underwriters, and the underwriters may distribute the prospectus electronically.

Other than this prospectus in electronic format, the information on any underwriter’s or any selling group member’s website and any information contained in any other website maintained by an underwriter or any selling group member is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or any selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors.

LEGAL MATTERS

The validity of the securities being offered by this prospectus has been passed upon for us by Sidley Austin LLP, Houston, Texas. Certain legal matters in connection with this offering will be passed upon for the underwriters by Reed Smith LLP, New York, New York.

EXPERTS

The consolidated financial statements of ZaZa Energy Corporation appearing in ZaZa Energy Corporation’s Annual Report (Form 10-K) for the year ended December 31, 2012 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon (which contains an explanatory paragraph describing conditions that raise substantial doubt about ZaZa Energy Corporation’s ability to continue as a going concern as described in Note 3 to the consolidated financial statements), included therein, and incorporated herein by reference.  Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

Certain information with respect to the oil and gas reserves associated with our oil and natural gas properties is derived from the reports of Ryder Scott Company, L.P., independent petroleum engineer firms.  This information and the report of Ryder Scott Company, L.P. are incorporated by reference herein and in the registration statement upon the authority of said firm as an expert with respect to such matters covered by such report and in giving such report.

Certain information with respect to the oil and gas reserves associated with our oil and natural gas properties is derived from the reports of Rex Morris, a consulting reservoir engineer.  This information and the report of Rex Morris are incorporated by reference herein and in the registration statement upon the authority of said expert with respect to such matters covered by such report and in giving such report.

$

ZAZA ENERGY CORPORATION

% Senior Unsecured Notes Due 2024

MLV & Co.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.                                                  Other Expenses of Issuance and Distribution.

The following table sets forth the various expenses, all of which will be borne by us, in connection with the sale and distribution of the securities being registered.  All amounts shown are estimates except for the SEC registration fee and the FINRA fee.

SEC registration fee		$1,288.00
FINRA fee		$2,000.00
NASDAQ fee	$		†
Legal fees and expenses	$		†
Trustee’s fees and expenses	$		†
Accounting fees and expenses	$		†
Printing expenses	$		†
Miscellaneous	$		†
Total	$		†

†                 Estimated expenses are not presently known. The foregoing sets forth the general categories of expenses (other than underwriting discounts and commissions) that ZaZa anticipates it will incur in connection with the offering of securities under this Registration Statement. An estimate of the aggregate expenses in connection with the issuance and distribution of the securities being offered will be included in the applicable prospectus supplement.

Item 14.                                                  Indemnification of Directors and Officers.

As permitted by Section 102 of the DGCL, Article Eighth of our restated certificate of incorporation includes a provision that eliminates the personal liability of our directors to the fullest extent permitted by the DGCL.  Section 145 of the DGCL gives Delaware corporations broad powers to indemnify their present and former directors and officers and those of affiliated corporations against expenses incurred in the defense of any lawsuit to which they are made parties by reason of being or having been such directors or officers, subject to specified conditions and exclusions, gives a director or officer who successfully defends an action the right to be so indemnified and authorizes the corporation to buy directors’ and officers’ liability insurance.  Such indemnification is not exclusive of any other right to which those indemnified may be entitled under any bylaw, agreement, vote of stockholders or otherwise.

Article 10 of our amended and restated bylaws provides that we shall indemnify every person who is or was a director or officer or is or was serving at ZaZa’s request as a director or officer of another corporation, partnership, joint venture, trust or other enterprise to the full extent authorized by the DGCL as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits ZaZa to provide broader indemnification rights than said law permitted prior to such amendment).  Any such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

We have procured insurance for the purpose of substantially covering its future potential liability for indemnification under the DGCL as discussed above and certain future potential liability of individual directors or officers incurred in their capacity as such which is not subject to indemnification.

We have entered into indemnity agreements with our present directors and certain of our executive officers.  The indemnity agreements will supplement existing indemnification provisions in our restated certificate of incorporation and amended and restated bylaws, and generally provide for the indemnification of all liabilities, costs and expenses incurred by our directors and executive officers in connection with the performance of their duties for the registrant, subject to certain customary exclusions.  The indemnity agreements also provide for the reimbursement of expenses any such person incurs as a witness in connection with a proceeding involving the registrant and the advancement of expenses during any proceeding prior to a final resolution as long as such person agrees to return such funds if it is determined that they were not entitled to indemnification under the indemnity agreements.  The indemnity agreements also establish customary procedures to determine whether a person is entitled to indemnification, including by the appointment of an independent counsel to evaluate such person’s claim to indemnification.

Item 15.                                                  Recent Sales of Unregistered Securities.

On February 21, 2012, ZaZa issued the Warrants at an exercise price of $3.15 per share, to MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP, Winmill Investments LLC, O-CAP Offshore Master Fund, L.P., O-CAP Partners, L.P., Permal Talara Ltd., Blackwell Partners, LLC, Talara Master Fund, Ltd. and Capital Ventures International.  The Warrants were issued in a private placement in reliance upon applicable exemptions from registration under Section 4(a)(2) and Regulation D of the Securities Act.  On October 22, 2012, ZaZa issued Convertible Senior Notes which triggered certain anti-dilution provisions in the Warrants, resulting in the number of outstanding shares of our common stock represented by such Warrants increasing from 26,315,789 to 27,226,223 on an as-converted and fully-diluted basis.  In connection with our recent amendment to the terms of the Senior Secured Notes, we agreed to reduce the exercise price on the Warrants to $2.00 per share.  On August 21, 2013, ZaZa entered into a stock purchase agreement with Todd A. Brooks under which Mr. Brooks purchased 1,500,000 shares of our common stock.  As a result of anti-dilution provisions in the Warrants, Mr. Brook’s purchase of common stock resulted in an increase in the number of outstanding shares of our common stock represented by the Warrants from 27,226,223 to 27,433,244 and a reduction of the exercise price per share of common stock under the Warrants to $1.98 per share.  Proceeds from the sale were used to acquire oil and gas properties. The shares of common stock were issued in a private placement in reliance upon applicable exemptions from registration under Section 4(a)(2) and Regulation D of the Securities Act.

On February 21, 2012, ZaZa issued the Senior Secured Notes to MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP, Winmill Investments LLC, O-Cap Offshore Master Fund, L.P., O-CAP Partners, L.P., Permal Talara Ltd., Blackwell Partners, LLC, Talara Master Fund, Ltd. and Capital Ventures International.  The Senior Secured Notes were issued in a private placement in reliance upon applicable exemptions from registration under Section 4(a)(2) and Regulation D of the Securities Act.

The Warrants expire in eight years and are exercisable at any time after the six month anniversary of the issuance date.  The Warrants contain a cashless exercise provision and become exercisable at the option of the holder at any time beginning August 17, 2012.  ZaZa can force exercise of the Warrants at any time beginning February 21, 2015 if the daily VWAP of our common stock is, at the time of such conversion, greater than or equal to $10.00 per share for the prior 45 consecutive trading day period.  The Warrants expire at 5:00 p.m., Central time, on August 31, 2020.  The exercise price of the Warrants is $1.98 per share, subject to certain anti-dilution protections, including, but not limited to, stock splits and stock dividends, and below strike price or below market price issuances.  The Warrants also prohibit the payment of cash dividends for so long as the Warrants remain outstanding.  In addition, until January 21, 2017, a holder of Warrants will not be entitled to receive shares of our common stock upon exercise of such warrants to the extent that such receipt would result in the holder becoming a “beneficial owner” (as defined in Section 13(d) of the Exchange Act, and the rules and regulations thereunder) of a number of shares of our common stock exceeding a maximum percentage of the total number of shares of our common stock then outstanding, unless such limitation has been terminated with 61 days’ notice from the holder.  The maximum percentage of our common stock that a holder of a Warrant may beneficially own is initially 5% but may be increased to 10% for so long as such holder plus any other person with which such holder is considered to be part of a group under Section 13 of the Exchange Act or with which such holder otherwise files reports under Sections 13 or 15 of the Exchange Act beneficially owns in excess of 5% of the then-outstanding shares of our common stock (excluding shares issuable under Warrants or any other convertible security having a similar limitation).  Upon the occurrence of a fundamental change as set forth in the Warrants, ZaZa will make an offer to repurchase all Warrants at the option value of the Warrant using Black-Scholes calculation methods and making certain assumptions described in the Black-Scholes methodology as set forth in the Warrants.  The purchasers of the Warrants entered into lock-up agreements with respect to sales (including hedging) of the Warrants for a period of 180 days from the date of the Securities Purchase Agreement.

On October 22, 2012, ZaZa issued the Convertible Senior Notes to 683 Capital Partners, LP, Adage Capital Management L.P., Advanced Series Trust—AST Academic Strategies Asset, Aegis Financial Corporation, AQR Funds—AQR Diversified Arbitrage Fund, AQR Opportunistic Premium Offshore Fund, L.P., AQR UCITS Funds—AQR Convertible Opportunities, Aristeia Master L.P., Citadel Equity Fund Ltd., CNH Diversified Opportunities Master Account, L.P., DCF Partners, LP, Graham Macro Strategic Ltd., Nokota Capital Master Fund, L.P., Pacific Capital Management LLC, Polar Capital Partners Convertible Fund Ltd., Zazove Associates, LLC.  The Convertible Senior Notes were issued in a private placement in reliance upon applicable exemptions from registration under Section 4(a)(2) of and Regulation D under the Securities Act.  The Convertible Senior Notes were sold at a price of $950 for each $1,000 original principal amount thereof, for aggregate gross proceeds of $38.0 million.

Item 16.                                                  Exhibits and Financial Statement Schedules.

The exhibits listed on the Exhibit Index to this registration statement are hereby incorporated by reference.

Item 17.                                                  Undertakings.

A.                                    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

B.                                    The undersigned registrant hereby undertakes that:

(1)                                 For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)                                 For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.                                    The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act (the “Act”) in accordance with the rules and regulations prescribed by the SEC under Section 305(b)(2) of the Act.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on November 27, 2013.

ZAZA ENERGY CORPORATION

By:	/s/ Todd A. Brooks
Todd A. Brooks
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below on November 27, 2013.

	Signature	Title

	/s/ Todd A. Brooks	Executive Director, President and Chief Executive Officer
	Todd A. Brooks	(principal executive officer)

	*	Director
Travis H. Burris

	*	Director
A. Haag Sherman

	*	Director
Gaston L. Kearby

Director
John E. Hearn, Jr.

	*	Director
Herbert C. Williamson III

	/s/ Ian H. Fay	Chief Financial Officer
	Ian H. Fay	(principal financial officer)

	/s/ Paul F. Jansen	Chief Accounting Officer
	Paul F. Jansen	(principal accounting officer)

* By:	/s/ Ian H. Fay
Ian H. Fay
Attorney-in-fact

EXHIBITS

Number	Exhibit Title

1.1*	Underwriting Agreement.

2.1

Agreement and Plan of Merger and Contribution, dated August 9, 2011, by and among Toreador Resources Corporation, ZaZa Energy, LLC, ZaZa Energy Corporation and Thor Merger Sub Corporation (incorporated by reference to Exhibit 2.1 to Toreador Resources Corporation’s Current Report on Form 8-K filed August 10, 2011).

2.2

Amendment No. 1 to the Agreement and Plan of Merger and Contribution, dated November 10, 2011, by and among Toreador Resources Corporation, ZaZa Energy, LLC, ZaZa Energy Corporation and Thor Merger Sub Corporation (incorporated by reference to Exhibit 2.4 to ZaZa Energy Corporation’s Form S-4/A (333-177264) filed November 21, 2011).

2.3

Amendment No. 2 to the Agreement and Plan of Merger and Contribution, dated February 21, 2012, by and among Toreador Resources Corporation, ZaZa Energy, LLC, ZaZa Energy Corporation and Thor Merger Sub Corporation (incorporated by reference to Exhibit 2.3 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

2.4

Contribution Agreement, dated August 9, 2011, by and among Blackstone Oil & Gas, LLC, Omega Energy Corp., Lara Energy, Inc. and ZaZa Energy Corporation (incorporated by reference to Exhibit 2.2 to Toreador Resources Corporation’s Current Report on Form 8-K filed August 10, 2011).

2.5

Amendment No. 1 to the Contribution Agreement, dated November 10, 2011, by and among Blackstone Oil & Gas, LLC, Omega Energy Corp., Lara Energy, Inc. and ZaZa Energy Corporation, and consented to and agreed to by Toreador Resources Corporation (incorporated by reference to Exhibit 2.5 to ZaZa Energy Corporation’s Form S-4/A (333-177264) filed November 21, 2011).

2.6

Net Profits Interests Contribution Agreement, dated August 9, 2011, by and among the holders of net profits interests of ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 2.3 to Toreador Resources Corporation’s Current Report on Form 8-K filed August 10, 2011).

3.1	Restated Certificate of Incorporation of ZaZa Energy Corporation (incorporated by reference to Exhibit 3.1 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

3.2	Amended and Restated Bylaws of ZaZa Energy Corporation (incorporated by reference to Exhibit 3.2 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

4.1

Securities Purchase Agreement, dated as of February 21, 2012, by and among ZaZa Energy Corporation and purchasers thereunder, including MSDC ZEC Investments, LLC and Senator Sidecar Master Fund LP (incorporated by reference to Exhibit 4.1 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

4.2

Amendment and Waiver, dated June 8, 2012, to the Securities Purchase Agreement, dated February 21, 2012, among ZaZa Energy Corporation and the purchasers party thereto (incorporated by reference to Exhibit 10.3 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

4.3

Waiver and Amendment No. 2, dated July 25, 2012, to the Securities Purchase Agreement, dated February 21, 2012, among ZaZa Energy Corporation and the purchasers party thereto (incorporated by reference to Exhibit 10.7 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

Number	Exhibit Title

4.4

Waiver and Amendment No. 3, dated October 16, 2012, to the Securities Purchase Agreement, dated February 21, 2012, among ZaZa Energy Corporation and the purchasers party thereto (incorporated by reference to Exhibit 4.4 of ZaZa Energy Corporation’s Current Report on Form 8-K filed October 22, 2012).

4.5

Amendment No. 4, dated December 17, 2012, to the Securities Purchase Agreement, dated February 21, 2012, among ZaZa Energy Corporation and the purchasers party thereto (incorporated by reference to Exhibit 4.1 of ZaZa Energy Corporation’s Current Report on Form 8-K filed December 21, 2012).

4.6

Amendment No. 5, dated March 28, 2013, to the Securities Purchase Agreement, dated February 21, 2012, among ZaZa Energy Corporation and the purchasers party thereto (incorporated by reference to Exhibit 10.6 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q filed May 15, 2013).

4.6

Form of Secured Notes issued pursuant to the Securities Purchase Agreement, dated as of February 21, 2012, by and among ZaZa Energy Corporation and purchasers thereunder, including MSDC ZEC Investments, LLC and Senator Sidecar Master Fund LP (incorporated by reference to Exhibit 4.2 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

4.7

Form of Note Purchase Agreement, dated as of October 16, 2012, by and among ZaZa Energy Corporation and purchasers thereunder (incorporated by reference to Exhibit 4.1 of ZaZa Energy Corporation’s Current Report on Form 8-K filed October 22, 2012).

4.8

Indenture, dated as of October 22, 2012, by and among ZaZa Energy Corporation, the Guarantors named therein, and Wilmington Trust, National Association, as trustee thereunder (incorporated by reference to Exhibit 4.2 of ZaZa Energy Corporation’s Current Report on Form 8-K filed October 22, 2012).

4.9	Form of 9% Convertible Senior Notes due 2017 of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.3 of ZaZa Energy Corporation’s Current Report on Form 8-K filed October 22, 2012).

4.10

Form of Subordinated Promissory Note, dated February 21, 2012, issued to Blackstone Oil & Gas, LLC, Omega Energy Corp., Lara Energy, Inc., Todd A. Brooks, John E. Hearn, Jr., and Gaston L. Kearby (incorporated by reference to Exhibit 4.4 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

4.11

Subordination Agreement, dated as of February 21, 2012, by and among Blackstone Oil & Gas, LLC, Omega Energy Corp., Lara Energy, Inc., Todd A. Brooks, John E. Hearn, Jr., and Gaston L. Kearby, U.S. Bank National Association, as collateral agent, the Purchasers of the Notes and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.3 of ZaZa Energy Corporation’s Current Report on Form 8-K filed on February 22, 2012).

4.12

Amended and Restated Subordination Agreement, dated June 8, 2012, among ZaZa Energy Corporation, the purchasers party to the Securities Purchase Agreement dated February 21, 2012, Todd A. Brooks, John E. Hearn, Jr., Gaston L. Kearby, Omega Energy, LLC, Blackstone Oil & Gas, LLC, and Lara Energy, Inc. (incorporated by reference to Exhibit 10.4 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

4.13

Form of Indenture between ZaZa Energy Corporation and the trustee (incorporated by reference to Exhibit 4.26 of ZaZa Energy Corporation’s Registration Statement on Form S-3 filed with the SEC on November 12, 2013).

4.14*	Form of Note.

Number	Exhibit Title

5.1*	Opinion of Sidley Austin LLP regarding legality of the securities being registered by ZaZa Energy Corporation.

10.1

Exploration and Development Agreement, Hackberry Creek Project Area, dated March 26, 2010, by and between Hess Corporation and ZaZa Energy, LLC (incorporated by reference to Exhibit 10.15 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.2

Exploration and Development Agreement, Eagle Ford Shale Area, dated April 28, 2010, by and between Hess Corporation and ZaZa Energy, LLC (incorporated by reference to Exhibit 10.14 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.3

Amendment, dated June 8, 2012, to Exploration and Development Agreement, Eagleford Shale Area dated April 28, 2010, as amended, between ZaZa Energy Corporation and Hess Corporation (incorporated by reference to Exhibit 10.2 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.4

Investment Agreement, dated May 20, 2010, between Toreador Energy France S.C.S. and Hess Oil France S.A.S. (incorporated by reference to Exhibit 10.1 to Toreador Resources Corporation’s Current Report on Form 8-K filed on May 10, 2010).

10.5

Amendment to the Investment Agreement, dated May 18, 2011, between Toreador Energy France S.C.S. and Hess Oil France S.A.S. (incorporated by reference to Exhibit 10.1 to Toreador Resources Corporation’s Current Report on Form 8-K filed on May 23, 2011).

10.6

Letter Agreement, dated August 9, 2011, by and among Todd A. Brooks, ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.7 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.7

Amendment No. 1 to Letter Agreement, dated November 10, 2011, by and among Todd A. Brooks, ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.17 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.8

Letter Agreement, dated August 9, 2011, by and among John E. Hearn, Jr., ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.8 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.9

Amendment No. 1 to Letter Agreement, dated November 10, 2011, by and among John E. Hearn, Jr., ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.18 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.10

Letter Agreement, dated August 9, 2011, by and among Gaston L. Kearby, ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.9 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.11

Amendment No. 1 to Letter Agreement, dated November 10, 2011, by and among Gaston L. Kearby, ZaZa Energy, LLC and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.19 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.12

Stockholders’ Agreement, dated August 9, 2011, by and among ZaZa Energy Corporation, Blackstone Oil & Gas, LLC, Omega Energy Corp. and Lara Energy, Inc. (incorporated by reference to Exhibit 2.4 to Toreador Resources Corporation’s Current Report on Form 8-K filed August 10, 2011).

10.13

Non-Competition Agreement, dated August 9, 2011, between ZaZa Energy Corporation and Todd A. Brooks (incorporated by reference to Exhibit 10.2 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

Number	Exhibit Title

10.14

Non-Competition Agreement, dated August 9, 2011, between ZaZa Energy Corporation and John E. Hearn, Jr. (incorporated by reference to Exhibit 10.3 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.15

Non-Competition Agreement, dated August 9, 2011, between ZaZa Energy Corporation and Gaston L. Kearby (incorporated by reference to Exhibit 10.4 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed October 12, 2011).

10.16

Amended and Restated Management Agreement, dated November 18, 2011, by and between Sequent Petroleum Management, LLC and ZaZa Energy, LLC (incorporated by reference to Exhibit 10.20 of ZaZa Energy Corporation’s Form S-4 (333-177264) filed on October 12, 2011).

10.17

Form of Indemnity Agreement between ZaZa Energy Corporation and each executive officer and director (incorporated by reference to Exhibit 10.22 of ZaZa Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.18

Guaranty Agreement, dated as of February 21, 2012, among ZaZa Holdings Inc., ZaZa Energy, LLC and Toreador Resources Corporation in favor of MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP, the other purchasers of the secured notes and U.S. Bank National Association, as collateral agent (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation’s Current Report on Form 8-K filed on February 22, 2012).

10.19

Lock-Up Agreement, dated as of February 21, 2012, by and between the Restricted Stockholders (as defined therein) and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.4 of ZaZa Energy Corporation’s Current Report on Form 8-K filed on February 22, 2012).

10.20

Amended and Restated Lock-Up Agreement, dated as of March 28, 2013, by and between the Restricted Stockholders (as defined therein) and ZaZa Energy Corporation (incorporated by reference to Exhibit 10.8 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q filed on May 15, 2013).

10.21

Collateral Agency Agreement, dated as of February 21, 2012, among U.S. Bank National Association, as collateral agent, and MSDC ZEC Investments, LLC, Senator Sidecar Master Fund LP and the other purchasers of secured notes (incorporated by reference to Exhibit 10.19 of ZaZa Energy Corporation’s Annual Report on Form 10-K for the year ended December 31, 2011).

10.22

Security Agreement, dated as of March 22, 2012, by and among ZaZa Energy Corporation, ZaZa Energy, LLC, ZaZa Holdings, Inc., Toreador Resources Corporation and U.S. Bank National Association (incorporated by reference to Exhibit 10.2 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

10.23

Pledge Agreement, dated as of March 22, 2012, by and among ZaZa Energy Corporation, ZaZa Holdings, Inc. and U.S. Bank National Association (incorporated by reference to Exhibit 10.3 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012).

10.24

Participation Agreement, dated March 28, 2012, by and between ZaZa Energy Corporation and Range Texas Production, LLC, a subsidiary of Range Resources Corporation (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2012)

10.25	Amendment No. 5 to Agreement, effective as of January 16, 2013 (incorporated by reference to Exhibit 10.1 to Form 8-K of ZaZa Energy Corporation (File No. 001-35432) filed on January 28, 2013).

†10.26	Amendment No. 6 to Range Agreement, effective as of March 25, 2013 (incorporated by reference to Exhibit 10.2 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15,

Number	Exhibit Title

2013).

10.27

Form of Deed of Trust, dated April 10, 2012, between ZaZa Energy, LLC and U.S. Bank National Association (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.28

Texas Division of Assets Agreement, dated July 25, 2012, among ZaZa Energy Corporation, ZaZa Energy, LLC, and Hess Corporation (incorporated by reference to Exhibit 10.5 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.29

Paris Basin Purchase and Sale Agreement, dated July 25, 2012, among ZaZa Energy France S.A.S. (f/k/a Toreador Energy France S.A.S.) and Hess Oil France S.A.S. (incorporated by reference to Exhibit 10.6 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.30

Separation Agreement and General Release, dated July 30, 2012, between ZaZa Energy Corporation and Craig M. McKenzie (incorporated by reference to Exhibit 10.8 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.31

Form of Reimbursement Agreement, dated September 11, 2012, between ZaZa Energy Corporation and each of Blackstone Oil & Gas, LLC, Omega Energy Corp., and Lara Energy, Inc (incorporated by reference to Exhibit 10.9 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.32

Side Letter dated September 11, 2012 regarding the Subordinated Notes with holders thereof (incorporated by reference to Exhibit 10.10 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.33

Form of Employment Agreement dated September 11, 2012 between ZaZa Energy Corporation and Todd A. Brooks (incorporated by reference to Exhibit 10.12 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.34

Form of Employment Agreement dated September 11, 2012 between ZaZa Energy Corporation and Ian H. Fay (incorporated by reference to Exhibit 10.13 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.35

Form of Employment Agreement dated September 11, 2012 between ZaZa Energy Corporation and John E. Hearn, Jr. (incorporated by reference to Exhibit 10.14 of ZaZa Energy Corporation’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2012).

10.36

Form of Employment Agreement dated October 3, 2012 between ZaZa Energy Corporation and S. Scott Gaille (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation Current Report on Form 8-K filed on October 5, 2012).

10.37

Amendment to Employment Agreement between ZaZa Energy Corporation and S. Scott Gaille dated November 8, 2013 (incorporated by reference to Exhibit 10.4 of ZaZa Energy Corporation Quarterly Report on Form 10-Q filed on November 12, 2013)

10.38

Share Purchase Agreement, dated November 13, 2012, by and between ZaZa France SAS and Vermilion REP SAS (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation Current Report on Form 8-K filed on November 19, 2012).

10.39

Consulting Agreement between ZaZa Energy Corporation and Adam Kroloff, dated December 7, 2012 (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation Current Report on Form 8-K filed on December 7, 2012).

Number	Exhibit Title

10.40

Consulting Agreement between ZaZa Energy Corporation and Bernard de Combret, dated December 7, 2012 (incorporated by reference to Exhibit 10.2 of ZaZa Energy Corporation Current Report on Form 8-K filed on December 7, 2012).

10.41	ZaZa Energy Corporation Long-Term Incentive Plan (incorporated by reference to Exhibit 99.1 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

10.42	Purchase and Sale Agreement, dated March 22, 2013 (incorporated by reference to Exhibit 10.3 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15, 2013).

†10.43

Joint Exploration & Development Agreement Walker, Grimes, Madison, Trinity, and Montgomery Counties, Texas effective March 1, 2013 (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on June 25, 2013).

†10.44

First Amendment of Joint Exploration & Development Agreement Walker, Grimes, Madison, Trinity, and Montgomery Counties, Texas executed April 2, 2013 (incorporated by reference to Exhibit 10.1 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on November 12, 2013)

†10.45

Second Amendment of Joint Exploration & Development Agreement Walker, Grimes, Madison, Trinity, and Montgomery Counties, Texas executed September 25, 2013 (incorporated by reference to Exhibit 10.1 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on November 12, 2013)

†10.46

Third Amendment of Joint Exploration & Development Agreement Walker, Grimes, Madison, Trinity, and Montgomery Counties, Texas executed October 15, 2013 (incorporated by reference to Exhibit 10.1 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on November 12, 2013)

10.47

Operating Agreement, effective March 1, 2013, by and between EOG Resources, Inc. and ZaZa Energy, LLC (incorporated by reference to Exhibit 10.5 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15, 2013).

10.48

Form of Warrant to Purchase Shares of Common Stock of ZaZa Energy Corporation, dated February 21, 2012 (incorporated by reference to Exhibit 4.3 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

10.49

Form of Amended Warrant issued in replacement of warrants originally issued February 21, 2012 to the purchasers under the Secured Purchase Agreement, dated February 21, 2012, as amended (incorporated by reference to Exhibit 4.5 of ZaZa Energy Corporation’s Current Report on Form 8-K filed October 22, 2012).

10.50

Amended Form of Warrant to Purchase Shares of Common Stock of ZaZa Energy Corporation (incorporated by reference to Exhibit 10.7 to Form 10-Q of ZaZa Energy Corporation (File No. 001-35432) filed on May 15, 2013).

10.51

Form of Registration Rights Letter, dated February 22, 2012, by and among ZaZa Energy Corporation and certain purchasers (incorporated by reference to Exhibit 4.5 of ZaZa Energy Corporation’s Current Report on Form 8-K filed February 22, 2012).

10.52

Employment Agreement, dated as of March 13, 2013, between ZaZa Energy Corporation and Paul F. Jansen (incorporated by reference to Exhibit 10.1 to Form 8-K of ZaZa Energy Corporation (File No. 001-35432) filed on April 8, 2013).

†10.53	Sale and Purchase Agreement, dated June 27, 2013, between ZaZa Energy Corporation and SN Marquis, LLC (incorporated by reference to Exhibit 10.1 to Form 8-K of ZaZa Energy Corporation

Number	Exhibit Title

(File No. 001-35432) filed on July 31, 2013).

10.54

Restricted Stock Agreement, dated September 17, 2012, between ZaZa Energy Corporation and Ian H. Fay (incorporated by reference to Exhibit 10.1 of ZaZa Energy Corporation Current Report on Form 8-K filed on September 21, 2012).

10.55

Form of Restricted Stock Award Agreement, by and between Blackstone Oil and Gas, LLC, Omega Energy, LLC, Lara Energy Inc., and certain employees of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.1 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

10.56

Form of Restricted Stock Award Agreement, by and between Blackstone Oil and Gas, LLC, Omega Energy, LLC, Lara Energy Inc., and certain consultants of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.2 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

10.57

Form of Stock Award Agreement, by and between Blackstone Oil and Gas, LLC, Omega Energy, LLC, Lara Energy Inc., and certain employees of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.3 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

10.58

Form of Amendment to Stock Award Agreement, by and between Blackstone Oil and Gas, LLC, Omega Energy, LLC, Lara Energy Inc., and certain employees of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.4 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

10.59

Restricted Stock Award, dated July 30, 2012, by and among Blackstone Oil & Gas, LLC, Omega Energy LLC, Lara Energy, Inc., and Craig McKenzie (incorporated by reference to Exhibit 4.5 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

10.60

Form of Director Restricted Stock Award Agreement, by and between ZaZa Energy Corporation and certain directors of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.6 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

10.61

Form of Stock Award Agreement, by and between ZaZa Energy Corporation and certain consultants that are former directors of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.7 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

10.62

Form of Stock Award Agreement, by and between ZaZa Energy Corporation and certain employees of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.9 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

10.63

Form of Stock Award Agreement, by and between ZaZa Energy Corporation and certain consultants of ZaZa Energy Corporation (incorporated by reference to Exhibit 4.10 of ZaZa Energy Corporation’s Form S-8 (333-185586) filed December 20, 2012).

21.1*	Subsidiaries of ZaZa Energy Corporation.

23.1**	Consent of Ernst & Young LLP

23.2**	Consent of Ryder Scott.

23.3**	Consent of Rex Morris.

23.4*	Consent of Sidley Austin LLP (included in the opinion filed as Exhibit 5.1 to this registration

Number	Exhibit Title

statement).

24.1**	Powers of Attorney.

+25.1	Form T-1 Statement of Eligibility under the Trust Indenture Act of 1939, as amended, by the trustee under the Indenture

*                 To be filed by amendment.

**          Filed herewith.

†                 Certain portions have been omitted pursuant to a confidential treatment request.  Omitted information has been filed separately will the Securities and Exchange Commission.

+                 To be filed in accordance with Section 310(a) of the Trust Indenture Act of 1939, as amended.